                                                FILED PURSUANT TO RULE 424(b)(2)
                                                       REGISTRATION NO. 33-98972

                 SUBJECT TO COMPLETION--DATED OCTOBER 23, 1996

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 13, 1996)

-------------------------------------------------------------------------------

                               4,600,000 Shares

                           [LOGO OF THE MONEY STORE]

                     % Mandatory Convertible Preferred Stock

-------------------------------------------------------------------------------

All of the shares of    % Mandatory Convertible Preferred Stock, no par value
per share (the "Preferred Shares"), offered hereby (the "Offering") are being sold by The Money Store Inc. (the "Company").

The annual dividend payable with respect to each Preferred Share is $      .
Dividends will be cumulative and will be payable quarterly in arrears on each March 1, June 1, September 1 and December 1, except that the first dividend payment will be made on December 2, 1996 and will cover the period from the date of issuance up to but excluding December 1, 1996. The liquidation preference applicable to each Preferred Share is equal to the sum of (i) the per share price to the public shown below and (ii) the amount of accrued and unpaid dividends thereon.

On December 1, 1999 (the "Mandatory Conversion Date"), unless previously converted at the option of the holder, each outstanding Preferred Share will mandatorily convert into (i) a number of shares of the Company's common stock, no par value per share (the "Common Stock"), equal to the Conversion Rate and
(ii) the right to receive an amount in cash equal to all accrued and unpaid dividends on such Preferred Shares. The "Conversion Rate" is equal to (a) if the Current Market Price (as defined below) of the Common Stock is greater
than or equal to $    per share (the "Conversion Price"), 0.  of a share of
Common Stock per Preferred Share, (b) if the Current Market Price is less than the Conversion Price but greater than the Initial Price (as defined below), a fractional share of Common Stock per Preferred Share having a value (determined at the Current Market Price) equal to the Initial Price, and (c) if the Current Market Price is less than or equal to the Initial Price, one share of Common Stock per Preferred Share, subject in each case to adjustments
in certain events. The "Initial Price" is $   per share of Common Stock. The
"Current Market Price" means the average Closing Price (as defined herein) per share of the Common Stock on the 20 Trading Days (as defined herein) immediately prior to, but not including, the Mandatory Conversion Date. The number of shares of Common Stock a holder will receive upon mandatory conversion thereof, and the value of the shares received upon conversion, will vary depending on the market price of the Common Stock from time to time, all as set forth herein. See "Description of Preferred Shares--Mandatory Conversion of Preferred Shares."

At any time prior to the Mandatory Conversion Date, each Preferred Share is convertible at the option of the holder thereof into 0. of a share of Common Stock, subject to adjustment in certain events.

Dividends on the Preferred Shares will accrue at a higher rate than the rate at which dividends are currently paid on the Common Stock. The opportunity for equity appreciation afforded by an investment in the Preferred Shares is less than that afforded by an investment in the Common Stock. Holders of Preferred Shares will realize no equity appreciation if at the Mandatory Conversion Date the Current Market Price of the Common Stock is below the Conversion Price, and less than all of the equity appreciation if at such time the Current Market Price of the Common Stock is above the Conversion Price. Holders of Preferred Shares will realize the entire decline in equity value if at such time the Current Market Price of the Common Stock is below the price to public shown below. See "Description of Preferred Shares--Enhanced Dividend Yield; Less Equity Appreciation than Common Stock." For a detailed description of the terms of the Preferred Shares, see "Description of Preferred Shares."

The Company has applied for inclusion of the Preferred Shares in the Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "MONEp." The Common Stock is included in the Nasdaq National Market under the symbol "MONE." On October 22, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $27.75 per share.

SEE "INVESTMENT CONSIDERATIONS" ON PAGES S-10 TO S-12 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE PREFERRED SHARES OFFERED HEREBY.

-------------------------------------------------------------------------------

 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR  HAS THE
     SECURITIES   AND  EXCHANGE  COMMISSION   OR  ANY  STATE   SECURITIES
       COMMISSION  PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF  THIS
         PROSPECTUS   SUPPLEMENT  OR  THE  PROSPECTUS  TO   WHICH  IT
           RELATES.  ANY  REPRESENTATION   TO  THE  CONTRARY  IS  A
             CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                              Underwriting
                             Price to         Discounts and        Proceeds to
                             Public(1)       Commissions(2)        Company(3)
------------------------------------------------------------------------------
Per Preferred Share....       $                   $                  $
------------------------------------------------------------------------------
Total(4)...............    $                   $                  $
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Plus accrued dividends, if any, from the date of issue.

(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting expenses payable by the Company estimated to be $       .

(4) The Company has granted the Underwriters a 30-day option to purchase up to 690,000 additional Preferred Shares on the same terms and conditions as set forth above. If all such additional Preferred Shares are purchased by
    the Underwriters, the total Price to Public will be $           , the
    total Underwriting Discounts and Commissions will be $          and the
    total Proceeds to Company will be $           . See "Underwriting."

-------------------------------------------------------------------------------

The Preferred Shares are offered by the several Underwriters subject to delivery by the Company and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the Preferred Shares to the Underwriters is expected to be made at the office of Prudential Securities Incorporated, One New York Plaza, New
York, New York, on or about November   , 1996.

PRUDENTIAL SECURITIES INCORPORATED
                 BEAR, STEARNS & CO. INC.
                                   MONTGOMERY SECURITIES
                                                        OPPENHEIMER & CO., INC.
October   , 1996

   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OR OF THE PREFERRED SHARES OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

   THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

   IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SEE "UNDERWRITING."

   CERTAIN INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT, THE RELATED PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN AND THEREIN CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND SECTION 21E OF THE EXCHANGE ACT, WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. THE STATEMENTS IN "INVESTMENT CONSIDERATIONS" ON PAGES S-10 TO S-12 OF THIS PROSPECTUS SUPPLEMENT CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES, WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS THAT COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO DIFFER MATERIALLY FROM THOSE REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS.

                         PROSPECTUS SUPPLEMENT SUMMARY

   The following summary is qualified in its entirety by the more detailed information and consolidated financial statements appearing elsewhere and incorporated by reference in the Prospectus and this Prospectus Supplement. Unless otherwise indicated, the information in this Prospectus Supplement assumes that the Underwriters' over-allotment option will not be exercised. Unless the context otherwise requires, all references herein to the "Company" include The Money Store Inc. and its wholly-owned subsidiaries.

                                  THE COMPANY

   The Company is a financial services company engaged, through its subsidiaries, in the business of originating (including purchasing), selling and servicing consumer and commercial loans of specified types and offering related services. Loans originated by the Company primarily consist of fixed and adjustable rate mortgage loans on residential real estate ("Home Equity Loans"), loans guaranteed in part ("SBA Loans") by the United States Small Business Administration (the "SBA") and government-guaranteed student loans ("Student Loans"). During 1995, the Company entered the business of purchasing, selling and servicing loans secured by new and used automobiles, mini-vans, vans and light trucks ("Auto Loans").

   For the year ended December 31, 1995, the Company originated or purchased approximately $3.8 billion of loans. Of these loans, approximately 75% by principal amount were Home Equity Loans, approximately 12% by principal amount were SBA Loans, approximately 10% by principal amount were Student Loans and approximately 3% by principal amount were Auto Loans. For the six-month period ended June 30, 1996, the Company originated or purchased approximately $2.5 billion of loans. Of these loans, approximately 76% by principal amount were Home Equity Loans, approximately 11% by principal amount were SBA Loans, approximately 6% by principal amount were Student Loans and approximately 7% by principal amount were Auto Loans. Based upon government agency sources, management believes that during each of the last 13 SBA fiscal years the Company originated a greater principal amount of SBA Loans than any other originator of SBA Loans in the United States.

   Substantially all of the loans originated and purchased by the Company are sold to institutional investors or pledged to the Company's lenders until the loans can be sold and the lenders repaid. Revenue is recognized as gain on sale of loans, which represents the present value of the difference between the interest charged by the Company to a borrower and the interest rate received by the investor who purchased the loan, in excess of normal loan servicing fees (the "Excess Servicing Spread") and non-refundable fees and premiums on loans sold. The Company recognizes such gain on sale of loans in the year that such loans are sold, although cash (representing the Excess Servicing Spread and servicing fees) is received by the Company over the lives of the loans. The Company's practice of selling its loans is designed to increase the Company's liquidity, reduce the need to access markets for capital and reduce certain risks associated with interest rate fluctuations. For loans sold during 1995, the Excess Servicing Spread averaged approximately 3.65% on Home Equity Loans, 2.04% on SBA Loans, 1.63% on Student Loans and 10.60% on Auto Loans. For loans sold during the first six months of 1996, the Excess Servicing Spread averaged approximately 3.20% on Home Equity Loans, 2.32% on SBA Loans, 1.41% on Student Loans and 9.82% for Auto Loans.

   The Company generally retains the right to service loans it sells or pledges. In addition to the Excess Servicing Spread, the Company receives fees in connection with its loan origination and servicing activities. The total portfolio of loans which the Company services (the "Serviced Loan Portfolio") was approximately $8.6 billion at December 31, 1995, consisting of $7.8 billion of loans that had been sold with servicing rights retained, $807.7 million of loans (the "Retained Loan Portfolio") which the Company had not sold and approximately $29.2 million of loans (the "Repurchased Loan Portfolio") which the Company had repurchased from investors pursuant to contractual commitments. The Serviced Loan Portfolio was approximately $10.3 billion at June 30, 1996, consisting of $9.3 billion of loans that had been sold with servicing rights retained, $975.5 million of loans in the Retained Loan Portfolio and $35.2 million of loans in the Repurchased Loan Portfolio. The Retained Loan Portfolio consists of (i) Home Equity Loans, SBA Loans, Student Loans, Auto Loans and other loans that are warehoused pending their sale, (ii) the unsold unguaranteed portion of SBA Loans for which the related guaranteed portions have been sold, (iii) certain Student Loans during the period prior to the commencement of the borrower's repayment obligation, and (iv) loans that the Company otherwise determines to retain.

   At September 30, 1996, the Company operated out of 206 branch offices and was doing business in 50 states, the District of Columbia and the Commonwealth of Puerto Rico.

   The Company was incorporated in New Jersey in 1974. The predecessor of the Company, which is now a wholly-owned subsidiary of the Company, began making Home Equity Loans in 1967. The Company's principal executive offices are located at 2840 Morris Avenue, Union, New Jersey 07083. Its telephone number is
(908) 686-2000.

                                  THE OFFERING

Securities..............    The Preferred Shares are a series of preferred
                            stock, no par value per share ("Preferred Stock"), of the Company that rank prior to the Common Stock as to payment of dividends and distribution of assets upon liquidation. The Preferred Shares will mandatorily convert into shares of Common Stock on December 1, 1999, the Mandatory Conversion Date. In addition, the Preferred Shares are convertible into shares of Common Stock at the option of the holder at any time prior to the Mandatory Conversion Date as set forth below.

Dividends...............    Holders of Preferred Shares will be entitled to
                            receive annual cumulative dividends at a rate per
                            annum of  % of the price to public shown on the
                            cover page of this Prospectus Supplement
                            (equivalent to a rate of $   per annum for each
                            Preferred Share) payable quarterly in arrears on each March 1, June 1, September 1, and December 1, or, if any such date is not a business day, on the next succeeding business day, with the first dividend payable on December 2, 1996 and covering the period from the date of issuance up to but excluding December 1, 1996. See "Description of
                            Preferred Shares--Dividends."

Mandatory Conversion....    On the Mandatory Conversion Date, unless previously
                            converted at the option of the holder, each
                            outstanding Preferred Share will mandatorily
                            convert into (i) a number of shares of Common Stock
                            equal to the Conversion Rate and (ii) the right to
                            receive an amount in cash equal to all accrued and
                            unpaid dividends on such Preferred Share to the
                            Mandatory Conversion Date. The "Conversion Rate" is
                            equal to (a) if the Current Market Price of the
                            Common Stock is greater than or equal to the
                            Conversion Price of $   per share, 0.  of a share
                            of Common Stock per Preferred Share, (b) if the
                            Current Market Price is less than the Conversion
                            Price but greater than the Initial Price, a
                            fractional share of Common Stock per Preferred
                            Share having a value (determined at the Current
                            Market Price) equal to the Initial Price, and (c)
                            if the Current Market Price is less than or equal
                            to the Initial Price, one share
                            of Common Stock per share of Preferred Share,
                            subject in each case to adjustments in certain
                            events. The "Initial Price" is $   per share of
                            Common Stock. The "Current Market Price" means the average Closing Price per share of the Common Stock on the 20 Trading Days immediately prior to, but not including, the Mandatory Conversion Date. See
                            "Description of Preferred Shares--Mandatory
                            Conversion of Preferred Shares."

Conversion at the
Option of the Holder....    At any time prior to the Mandatory Conversion Date,
                            each Preferred Share is convertible at the option
                            of the holder thereof into 0.   [a fractional share
                            determined by dividing the Initial Price by the Conversion Price] of a share of Common Stock (the
                            "Optional Conversion Rate"), subject to adjustment as described herein. The value of the shares received upon optional conversion will vary depending on the market price of the Common Stock from time to time, all as set forth herein. See
                            "Description of Preferred Shares--Conversion at the Option of the Holder."

Enhanced Dividend
Yield; Less Equity
Appreciation Than
Common Stock............    Dividends will accrue on the Preferred Shares at a
                            higher rate than the rate at which dividends are currently paid on the Common Stock. The opportunity for equity appreciation afforded by an investment in the Preferred Shares is less than that afforded by an investment in the Common Stock. Holders of Preferred Shares will realize no equity appreciation if at the Mandatory Conversion Date the Current Market Price of the Common Stock is below the Conversion Price, and less than all of the equity appreciation if at such time the Current
                            Market Price of the Common Stock is above the Conversion Price. Holders of Preferred Shares will realize the entire decline in equity value if at such time the Current Market Price of the Common
                            Stock is below the price to public shown on the cover page of this Prospectus Supplement. See
                            "Description of Preferred Shares--Enhanced Dividend
                            Yield; Less Equity Appreciation than Common Stock."

Voting Rights...........    Whenever dividends on the Preferred Shares are in
                            arrears and unpaid for six quarterly dividend periods, and in certain other circumstances, the holders of the Preferred Shares (voting separately as a class) will be entitled to vote, on the basis of one vote for each Preferred Share, for the election of two Directors of the Company, such Directors to be in addition to the number of Directors constituting the Board of Directors immediately prior to the accrual of such right. In addition, the holders of the Preferred Shares may have voting rights with respect to certain alterations of the Company's Restated Certificate of Incorporation and certain other matters, voting separately as a class. See "Description of Preferred Shares--Voting Rights" herein and
                            "Description of Capital Stock--Common Stock" in the
                            Prospectus.

Liquidation Preference
and Ranking.............    The Preferred Shares will rank prior to the Common
                            Stock as to payment of dividends and distribution of assets upon liquidation. The liquidation preference of each Preferred Share is an amount equal to the sum of (i) the per share price to the public shown on the cover page of this Prospectus
                            Supplement and (ii) all accrued and unpaid dividends thereon. See "Description of Preferred
                            Shares--Dividends" and "--Liquidation Rights."

Common Stock Symbol.....    The Common Stock is included in the Nasdaq National
                            Market under the symbol "MONE."

Listing of the
Preferred Shares........    The Company has applied for inclusion of the
                            Preferred Shares in the Nasdaq National Market under the symbol "MONEp."

Use of Proceeds.........    The Company intends to use the net proceeds of the
                            Offering for general corporate purposes, including the repayment of a portion of indebtedness outstanding under the Company's Credit Facility (as defined herein) and existing warehouse lines. See
                            "Recent Developments" and "Use of Proceeds."

                              RECENT DEVELOPMENTS

RECENT FINANCIAL RESULTS

  On October 23, 1996, the Company announced its unaudited financial results for the third quarter of 1996 and the nine months ending September 30, 1996. The Company's net income increased 72% for the third quarter of 1996 and 79% for the first nine months of 1996, compared with 1995 results for each period. Net income rose to $22.7 million for the quarter ended September 30, 1996, compared to 1995 third quarter net income of $13.2 million and to $55.8 million for the first nine months of 1996, compared to $31.2 million for the comparable 1995 period.

  Earnings per share for the third quarter of 1996 were $0.38, an increase of 46% from earnings per share of $0.26 in the third quarter of 1995. Earnings per share for the first nine months of 1996 were $0.95, up 56% from earnings per share of $0.61 for the same period in 1995. Per share amounts have been adjusted to reflect the stock splits described under "Price Range of Common Stock." The weighted average number of shares outstanding for the quarter was up 16% to 59.1 million compared to the prior year period, primarily due to the issuance of 5.9 million new shares of Common Stock on March 11, 1996 in an underwritten public offering. Net income and earnings per share for the third quarter were records in the Company's 29-year history.

  The Company also declared a cash dividend of $0.03 per share payable on December 1, 1996 to shareholders of record as of November 15, 1996. The new quarterly rate represents a 20% increase from the prior rate of $0.025 per share. The increase in the quarterly dividend is the sixth increase in the last ten quarters.

  Revenues for the third quarter of 1996 were $202 million, an increase of 39% over revenues of $145 million in the third quarter of 1995. For the first nine months of 1996, revenues were $535 million, an increase of 53% over revenues of $350 million in the first nine months of 1995.

  The Serviced Loan Portfolio increased 43% to $11.2 billion at September 30, 1996, from $7.8 billion at September 30, 1995. Home Equity Loans in the Serviced Loan Portfolio increased 46% to $7.6 billion; SBA Loans in the Serviced Loan Portfolio increased 19% to $2.1 billion; Student Loans in the Serviced Loan Portfolio increased 42% to $1.1 billion; and Auto Loans in the Serviced Loan Portfolio increased 432% to $364 million.

  Loan originations for the third quarter of 1996 were a record level of $1.5 billion, a 57% increase over originations of $951 million for the third quarter of 1995. Loan originations in the third quarter of 1996 and the increases they represent over the third quarter of 1995 for the respective divisions were as follows: Home Equity Loans of $1.1 billion, up 53%; SBA Loans of $154 million, up 36%; Student Loans of $140 million, up 37%; and Auto Loans of $127 million, up 226%.

  Loan originations for the first nine months of 1996 were a Company record of $4.0 billion, a 54% increase over originations of $2.6 billion in the 1995 period. Loan originations for the first nine months of 1996 and the increases they represent over the first nine months of 1995 for the respective divisions were as follows: Home Equity Loans of $3.0 billion, up 48%; SBA Loans of $428 million, up 56%; Student Loans of $310 million, up 25%; and Auto Loans of $302 million, up 308%.

  Loans sold by division during the third quarter of 1996 and the first nine months of 1996, respectively, were as follows: Home Equity Loans, $1.2 billion and $3.0 billion; SBA Loans, $143 million and $401 million; Student Loans, $0 and $250 million; and Auto Loans, $50 million and $200 million.

  The Excess Servicing Spreads for loans sold during the third quarter of 1996 and the nine months ended September 30, 1996, respectively, were as follows:
Home Equity Loans, 3.73% and 3.42%; SBA Loans, 1.23% and 1.93%; and Auto Loans, 10.05% and 9.86%. There were no Student Loans sold in the third quarter; year-to-date the Excess Servicing Spread for Student Loans was 1.41%.

  Shareholders' equity of $418 million at September 30, 1996, was up 74% from $241 million at the end of 1995. Of that increase, $122 million resulted from the Common Stock offering in March 1996.

  Thirty day-and-over delinquencies as of September 30, 1996, increased 39 basis points to 5.74% of Home Equity Loans serviced; increased 30 basis points to 6.00% of SBA Loans serviced; and increased 36 basis points to 3.19% of Auto Loans serviced, from the levels at June 30, 1996. Of the Company's Serviced Loan Portfolio, Home Equity Loans represent 67.9%; the unguaranteed portions of SBA and Student Loans represent 5.1% and 0.2%, respectively; Auto Loans represent 3.2%; and the government-guaranteed portions of the SBA and Student Loans represent 14.0% and 9.6%, respectively, of the total.

  For the quarter ended September 30, 1996, net Home Equity Loans charged off were $10.4 million, which annualizes to 55 basis points of Home Equity Loans serviced, compared with 50 basis points annualized for the third quarter of 1995. Net Home Equity Loans charged off for the first nine months of 1996 were $26.4 million, which annualizes to 46 basis points of Home Equity Loans serviced. For all of 1995, net Home Equity Loans charged off were $24.2 million, or 42 basis points of Home Equity Loans serviced. Net SBA Loans charged off were $711,000 for the third quarter of 1996, or 50 basis points annualized of unguaranteed SBA Loans serviced, compared with 46 basis points annualized for the same period in 1995. Net SBA Loans charged off for the first nine months of 1996 were $2.0 million, which annualizes to 48 basis points of unguaranteed SBA Loans serviced. SBA Loans charged off were $1.7 million, or 40 basis points of unguaranteed SBA Loans serviced for all of 1995. Net Auto Loans charged off for the third quarter of 1996 were $1.8 million, or 196 basis points annualized of the Auto Loans serviced. Net Auto Loans charged off for the first nine months of 1996 were $4.0 million, which annualizes to 146 basis points of Auto Loans serviced. Auto Loans charged off for all of 1995 were $290,000, which annualizes to 25 basis points of the Auto Loans serviced.

  Collateral owned at September 30, 1996 was $36 million, including $27.6 million of collateral owned by trusts which issued asset-backed securities.

CONSOLIDATED STATEMENT OF INCOME DATA:

                                     THREE MONTHS ENDED     NINE MONTHS ENDED
                                        SEPTEMBER 30,         SEPTEMBER 30,
                                    --------------------- ---------------------
                                       1996       1995       1996       1995
                                    ---------- ---------- ---------- ----------
Revenues:
  Gain on sale of receivables...... $  143,701 $  103,675 $  359,513 $  242,993
  Finance income, fees earned and
   other income....................     58,483     41,586    175,791    106,691
                                    ---------- ---------- ---------- ----------
                                       202,184    145,261    535,304    349,684
                                    ---------- ---------- ---------- ----------
Expenses:
  Salaries/employee benefits.......     42,892     32,338    117,001     86,031
  Other operating expenses.........     52,372     29,997    138,528     82,871
  Provision for credit losses......     35,870     33,800     94,891     61,752
  Interest.........................     32,993     26,612     91,426     65,990
                                    ---------- ---------- ---------- ----------
                                       164,127    122,747    441,846    296,644
                                    ---------- ---------- ---------- ----------
Income before income taxes.........     38,057     22,514     93,458     53,040
Income taxes.......................     15,337      9,281     37,637     21,797
                                    ---------- ---------- ---------- ----------
Net income......................... $   22,720 $   13,233 $   55,821 $   31,243
                                    ========== ========== ========== ==========
Net income per share(1)............ $     0.38 $     0.26 $     0.95 $     0.61
                                    ========== ========== ========== ==========
Weighted average number of common
 shares outstanding................ 59,090,793 51,096,575 58,629,987 50,934,678
                                    ========== ========== ========== ==========
Cash dividends..................... $    1,438 $      920 $    3,954 $    2,411
                                    ========== ========== ========== ==========

--------
(1) Net income per share is computed based upon the weighted average shares outstanding during the respective periods restated to reflect stock splits effected by the Company.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION DATA:

                                                        AS OF        AS OF
                                                    SEPTEMBER 30, DECEMBER 31,
                                                        1996          1995
                                                    ------------- ------------
   Receivables, net of allowance for credit losses
    of $19,902 and $15,591 in 1996 and 1995........  $1,339,394    $1,029,853
   Excess servicing asset..........................     706,557       524,359
   Total assets....................................   2,375,794     1,792,248
   Notes payable...................................   1,378,016     1,075,892
   Allowance for credit losses on loans sold.......     184,330       125,155
   Subordinated debt...............................      13,000        24,000
   Shareholders' equity............................     418,408       241,126

OTHER SELECTED FINANCIAL DATA:

                                         FOR THE                FOR THE
                                       THREE MONTHS           NINE MONTHS
                                   ENDED SEPTEMBER 30,    ENDED SEPTEMBER 30,
                                  ---------------------- ----------------------
                                     1996        1995       1996        1995
                                  ----------- ---------- ----------- ----------
Volume of loans originated or
 purchased....................... $ 1,489,524 $  950,546 $ 4,039,226 $2,626,513
Serviced loan portfolio.......... $11,174,863 $7,812,260 $11,174,863 $7,812,260

NEW CREDIT FACILITY

  On August 16, 1996, the Company entered into a revolving credit facility (the "Credit Facility") with a syndicate of banks led by First National Bank of Chicago, as administrative agent, pursuant to which the Company may borrow up to $400 million on an unsecured basis. The Credit Facility matures on August 16, 1999, and borrowings bear interest at a floating rate. In connection with the Credit Facility, the Company repaid and terminated certain of its smaller secured warehouse lines.

                           INVESTMENT CONSIDERATIONS

   Prospective investors should carefully consider the following factors, in addition to the other information contained in this Prospectus Supplement and the accompanying Prospectus, in connection with an investment in the Preferred Shares offered hereby.

   GENERAL LENDING RISKS. Since its initial public offering in 1991, the Company has achieved rapid growth in revenues and net income. The financial services business is subject to various business risks, including, but not limited to, the following: the risk that borrowers will not satisfy their payment obligations; the risk that appraisals of property securing loans will not reflect the property's actual value, either due to valuation errors or fluctuations in the value of real estate and that, upon liquidation of real estate owned or properties securing loans, the Company may suffer a loss; and the risk that changes in interest rates after the origination of a loan and prior to its sale may narrow the spread between the variable interest rates the Company pays under its warehouse lines and the interest rate paid by the borrower, and may reduce the Excess Servicing Spread, which is not locked in until the loan is sold. A decrease in interest rates also could cause an increase in the rate at which outstanding loans are prepaid, reducing the period of time during which the Company receives the Excess Servicing Spread and other servicing income with respect to such prepaid loans. See "--Impact of Prepayment on Excess Servicing Asset." In addition, with respect to Home Equity Loans that are junior mortgage loans, the Company's security interest in the property securing its loan is subordinated to the interest of a senior mortgage lender, if any. If the value of the property securing a junior mortgage loan is not sufficient to repay the borrower's obligation to the senior mortgage holders upon foreclosure, there will be no realizable value in such property to satisfy the borrower's obligation to the Company. Similarly, if the value of the property securing a senior mortgage loan declines sufficiently over time, the realizable value in such property may be less than the borrower's obligation to the Company. As a result of the foregoing business risks, there can be no assurance that the Company's rapid growth will continue.

  Many of the foregoing business risks become more acute in an economic slowdown on recession, which may be accompanied by decreased demand for credit and declining real estate and other asset values. In the mortgage business, any material decline in real estate values reduces the ability of borrowers to use home equity to support borrowings and increases the loan-to-value ratios of loans previously made by the Company, thereby weakening collateral coverage and increasing the possibility of a loss in the event of a default. Delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. Because certain of the Company's borrowers may have had past credit problems, in the home equity loan market and certain other markets, the actual rates of delinquencies, foreclosures and losses could be higher under adverse economic conditions than those experienced in such markets in general. In addition, in an economic slowdown or recession, the Company's servicing costs will increase. Any sustained period of increased delinquencies, foreclosures, losses or costs could adversely affect the Company's ability to sell loans or other assets through securitization and could increase the cost of selling loans or other assets through securitization, which could adversely affect the Company's financial condition or results of operations.

   IMPACT OF PREPAYMENT ON EXCESS SERVICING ASSET. Gain on sale of receivables is the most significant component of the Company's reported revenues. Gain on sale represents the recognition of the present value of the Excess Servicing Spread, which is based on certain estimates made by management at the time loans are sold, including estimates regarding prepayment rates. The rate of prepayment of loans may be affected by a variety of economic and other factors, including prevailing interest rates and the availability of alternative financing. The effects of these factors may vary depending on the particular type of loan. Estimates of prepayment rates are made based on management's expectations of future prepayment rates, which are based, in part, on the historic performance of the Company's loans and other considerations. There can be no assurance of the accuracy of management's estimates. If actual prepayments occur more quickly than was projected at the time loans were sold, the carrying value of the excess servicing asset may have to be written down through a charge to earnings in the period of adjustment.

   NEED FOR ADDITIONAL FUNDS AND DEPENDENCE ON SECURITIZATION TO FINANCE LENDING ACTIVITIES. The Company has a constant need for capital to finance its lending activities. At June 30, 1996, the Company had $626.1 million of short-term notes payable, including the current portion of long-term debt. In addition, at such date, the Company had outstanding $637 million principal amount of senior unsecured and senior subordinated unsecured notes (collectively, the "Unsecured Notes"), excluding the $31 million current portion of such Unsecured Notes. The Unsecured Notes mature on or prior to March 31, 2002, and bear interest at rates ranging from 7.6% to 12.0%, with a weighted average interest rate of 8.6% at June 30, 1996. While the Company believes that it will be able to refinance or otherwise repay its short-term debt and Unsecured Notes in the normal course of its business, there can be no assurance that the Company's existing lenders will agree to refinance such debt, that other lenders will be willing to extend lines of credit to the Company or that funds otherwise generated from operations will be sufficient to satisfy such obligations. Future financing may involve the issuance of additional Common Stock or other securities, including securities convertible into or exercisable for Common Stock, and any such issuance may dilute the equity interest of purchasers of the Common Stock offered hereby.

   Since 1989, the Company has pooled and sold substantially all of the loans or other assets which it originates or purchases through securitization transactions as a means to improve its liquidity and to repay the Company's warehouse lenders. Accordingly, adverse changes in the securitization market could impair the Company's ability to originate, purchase and sell loans or other assets on a favorable or timely basis. Any such impairment could have a material adverse effect upon the Company's business and results of operations. Any delay in the sale of a loan or other asset pool would postpone the recognition of gain on such loans until their sale. Such delays could cause the Company's earnings to fluctuate from quarter to quarter.

   REGULATION OF LENDING ACTIVITIES; DEPENDENCE ON FEDERAL PROGRAMS; AND POSSIBLE ENVIRONMENTAL LIABILITIES. The operations of the Company are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, including among other things, regulating credit granting activities, establishing maximum interest rates, insurance coverages and charges, requiring disclosures to customers, governing secured transactions and setting collection, repossession and claims handling procedures and other trade practices. There can be no assurance that more restrictive laws, rules and regulations will not be adopted in the future which could make compliance much more difficult or expensive, restrict the Company's ability to originate or sell loans, further limit or restrict the amount of interest and other charges earned under loans originated or purchased by the Company, or otherwise adversely affect the business or prospects of the Company. In addition, the elimination of or a substantial reduction in the current home mortgage interest income tax deduction could curtail the amount of Home Equity Loan originations, which could have an adverse effect on the Company's results of operations or financial condition.

   In the course of its business, the Company has acquired, and may in the future acquire, properties through foreclosure. Primarily with respect to commercial properties securing SBA Loans and other commercial loans, there is a risk that hazardous substances or wastes could be discovered on such properties after foreclosure. In such event, the Company might be required to remove such substances at its sole cost and expense. There can be no assurance that the cost of such removal would not substantially exceed the value of affected properties or the loans secured by the properties, that the Company would have adequate remedies against the prior owner or other responsible parties or that the Company would not find it difficult or impossible to sell the affected properties either prior to or following any such removal.

   For the year ended December 31, 1995 and the six-month period ended June 30, 1996, respectively, of the loans originated by the Company, approximately 12% and 11% by principal amount were SBA Loans, approximately 10% and 6% by principal amount were Student Loans and approximately 3% and 3% by principal amount were Title I home improvement loans insured by the Federal Housing Authority of the United States Department of Housing and Urban Development ("HUD"). The discontinuation, elimination or significant reduction of guarantee levels for any of these federal programs could have a material adverse effect on the Company's operations.

   In August 1995, bills were introduced in both houses of the United States Congress that would, among other things, abolish HUD, reduce federal spending for housing and community development activities and eliminate the Title I program. Other changes to HUD have been proposed, which, if adopted, could affect the operation of the Title I program. Under the Omnibus Budget Reconciliation Act of 1993, Congress made a number of changes that may affect the financial condition of the entities which guarantee Student Loans. In addition, that legislation greatly expanded the Federal Direct Student Loan Program volume to a target of 60% of Student Loan demand in academic year 1998-1999, which could result in decreasing volumes of conventional Student Loans of the type originated by the Company. There can be no assurance that such changes will not have an adverse effect on the Company's volume of Student Loan originations or on its ability to securitize the Student Loans it originates due to the potential adverse impact on the Student Loan guarantors. Further, the level of competition in the secondary market for Student Loans could be reduced, resulting in fewer potential buyers of Student Loans and lower prices for loans sold in the secondary market. In addition, the Department of Education is implementing a direct consolidation loan program, which may further reduce the volume of Student Loans originated. Finally, federal budget legislation being considered by Congress could modify many of the provisions of existing federal laws relating to Student Loans. Until final legislation is adopted, the impact on the Company, if any, is impossible to determine.

   CONCENTRATION OF VOTING CONTROL IN, AND POSSIBLE SALES OF SHARES BY, MANAGEMENT; AND CONTINUITY OF MANAGEMENT. Marc Turtletaub, the Chief Executive Officer and President of the Company, and Alan Turtletaub, the Chairman of the Board of Directors of the Company, beneficially own or otherwise control an aggregate of approximately 35.7% of the outstanding Common Stock (33.0% assuming all of the Preferred Shares (exclusive of Preferred Shares issuable pursuant to the Underwriters' over-allotment option) are converted at the maximum Conversion Rate of one share of Common Stock per Preferred Share). Therefore, the Turtletaubs can exercise significant influence with respect to all matters submitted to shareholders, including the election of directors, and to control the direction and future operations of the Company. As long as the Turtletaubs are the largest shareholders of the Company, it will be difficult for third parties to obtain control of the Company through market purchases of Common Stock. In addition, although such shares are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), all of such shares may be sold at any time in private transactions or in public transactions pursuant to Rule 144 without regard to the holding period requirements (but not the volume limitations) of such rule. Each of Alan and Marc Turtletaub has agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, pledge, offer of sale, contract of sale, grant of any option to purchase or other sale or disposition) of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company, in each case beneficially owned by him, and not to permit any sales of any shares of Common Stock otherwise controlled by him, for a period of 30 days following the date of this Prospectus Supplement without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters. Any sales by the Turtletaubs of the Common Stock held by them could have a material adverse effect on the prevailing market price of the Common Stock. See "Underwriting."

   Certain of the Company's loan agreements, including the Credit Facility and the agreements pursuant to which the Unsecured Notes were issued (the "Note Agreements"), prohibit Marc Turtletaub and Alan Turtletaub from beneficially owning in the aggregate less than a specified percentage of the outstanding voting stock of the Company, prohibit third parties from beneficially owning more than a specified percentage of the outstanding voting stock of the Company and/or prohibit certain changes in management of the Company. In the case of the Note Agreements, violation of such provisions could require the Company to offer to prepay such Unsecured Notes or could permit the holders of 50% of the outstanding principal amount of any issue of Unsecured Notes to declare all the outstanding Unsecured Notes of such issue immediately due and payable. A default in any of such provisions could also cause defaults under the Credit Facility and other loan agreements. While a majority of the executive officers relevant to such covenants have entered into employment agreements with the Company, there can be no assurance that any or all of such persons will remain employed with the Company. There can be no assurance that Marc Turtletaub and Alan Turtletaub will retain the required percentages of the voting control of the Company necessary to avoid violating such changes in control provisions.

                                USE OF PROCEEDS

   The net proceeds to be received by the Company from the sale of the
Preferred Shares are estimated to be $      million ($      million if the
Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses. The Company intends to use the net proceeds from the sale of the Preferred Shares for general corporate purposes, including the repayment of a portion of indebtedness outstanding under the Credit Facility and existing warehouse lines. Indebtedness was incurred under the Credit Facility for general corporate purposes, including loan originations and purchases. Borrowings under the Credit Facility mature in August 1999 and had a weighted average interest rate of 6.8% at September 30, 1996. The Company's warehouse lines generally mature within one year and had a weighted average interest rate of 6.3% at June 30, 1996.

                          PRICE RANGE OF COMMON STOCK

   The Common Stock is included in the Nasdaq National Market under the symbol "MONE." The following table sets forth the range of the high and low closing sales prices for the Common Stock as reported by the Nasdaq National Market. All share prices and dividends have been adjusted to reflect the following stock splits: (i) a 5-for-2 stock split effected in December 1995; (ii) a 3-for-2 stock split effected in September 1995; and (iii) a 3-for-2 stock split effected in March 1994.

                                                                   HIGH   LOW
1994                                                              ------ ------
 First Quarter................................................... $ 5.73 $ 4.13
 Second Quarter..................................................   5.53   4.27
 Third Quarter...................................................   5.93   4.20
 Fourth Quarter..................................................   5.60   4.27
1995
 First Quarter...................................................   6.93   4.73
 Second Quarter..................................................   9.73   5.87
 Third Quarter...................................................  19.70   9.47
 Fourth Quarter..................................................  22.10  14.20
1996
 First Quarter...................................................  28.00  13.00
 Second Quarter..................................................  29.00  19.75
 Third Quarter...................................................  26.63  18.00
 Fourth Quarter (through October 21, 1996).......................  30.13  26.13

   On September 30, 1996, the Company had approximately 163 shareholders of record of its Common Stock. The Company believes that its Common Stock is beneficially held by in excess of 8,900 shareholders. The reported last sales price of the Common Stock on the Nasdaq National Market on October 22, 1996 was $27.75 per share.

                                DIVIDEND POLICY

   The Company has paid a quarterly dividend on its Common Stock since November 1992. The Company anticipates continuing this quarterly dividend program. The current quarterly dividend is $0.03 per share.

   The Note Agreements and the Credit Facility restrict the ability of the Company and substantially all of its subsidiaries to pay dividends or to make other distributions and investments. In addition, certain of the Company's warehouse lines and term notes incorporate those restrictions or otherwise contain similar restrictions. At June 30, 1996, $135,500,000 was available for the payment of dividends under the most restrictive of the operating and financial covenants contained in these agreements. All dividends paid by the Company have been in compliance with the above-stated restrictions.

                                CAPITALIZATION

   The following table sets forth the consolidated capitalization of the Company at June 30, 1996 and as adjusted to give effect to the receipt by the Company of the net proceeds from the sale of the Preferred Shares and the application of the net proceeds therefrom to reduce existing warehouse lines. See "Use of Proceeds."

                                                             JUNE 30, 1996
                                                         ----------------------
                                                           ACTUAL   AS ADJUSTED
                                                         ---------- -----------
                                                             (IN THOUSANDS)
Notes payable (1)....................................... $1,250,127 $
Subordinated debt.......................................     13,000     13,000
                                                         ---------- ----------
    Total debt..........................................  1,263,127
                                                         ---------- ----------
Shareholders' equity:
   % Mandatory Convertible Preferred Stock, no par value
   per share; 4,600,000 shares authorized; 4,600,000
   shares outstanding as adjusted; $    aggregate
   liquidation value....................................        --
  Common stock, no par value; 250,000,000 shares autho-
   rized; 57,521,480 shares issued and outstanding (2)..    182,831    182,831
  Paid in capital.......................................      1,599
  Retained earnings.....................................    212,108
                                                         ---------- ----------
    Total shareholders' equity..........................    396,538
                                                         ---------- ----------
    Total capitalization................................ $1,659,665 $
                                                         ========== ==========

--------
(1) Includes short-term notes payable.
(2) Does not include options to purchase 3,178,104 shares of Common Stock which were outstanding at June 30, 1996.

                              RATIOS OF EARNINGS

   The following table sets forth the ratio of earnings to fixed charges for the Company for the three months ended June 30, 1996 and June 30, 1995 and for each of the years in the five-year period ended December 31, 1995.

   The ratio of earnings to fixed charges has been computed by dividing earnings by fixed charges. Earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest on all indebtedness and the portion of rental expense considered to be representative of interest.

                         SIX MONTHS ENDED
                             JUNE 30,               YEARS ENDED DECEMBER 31,
                         -----------------  --------------------------------------------
                           1996     1995      1995     1994     1993     1992     1991
                         --------  -------  --------  -------  -------  -------  -------
Earnings................ $116,092  $71,453  $180,389  $98,462  $71,429  $58,552  $56,577
                         --------  -------  --------  -------  -------  -------  -------
Interest expense........   58,433   39,378    93,985   43,059   29,184   31,504   36,361
Rent expense(1).........    2,258    1,549     3,371    2,376    1,672    1,448    1,323
                         --------  -------  --------  -------  -------  -------  -------
Total fixed charges..... $ 60,691  $40,927  $ 97,356  $45,435  $30,856  $32,952  $37,684
                         ========  =======  ========  =======  =======  =======  =======
Ratio...................     1.91x    1.74x     1.85x    2.17x    2.31x    1.78x    1.50x
                         ========  =======  ========  =======  =======  =======  =======

--------
(1) Rent expense reflects one-third of the Company's total rent expense.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The following tables set forth selected consolidated financial data with respect to the Company for each of the three month periods ended June 30, 1996 and 1995 and each of the five years in the period ended December 31, 1995. The data for each of the five years in the period ended December 31, 1995 are derived in part from the audited Consolidated Financial Statements of the Company. The data for each of the six-month periods ended June 30, 1996 and 1995 is unaudited. In the opinion of the Company, all adjustments, which consist only of normal recurring items, necessary for a fair presentation, in accordance with generally accepted accounting principles, of the results for the interim periods have been included. The results of operations of any interim period are subject to year end audit and adjustments and are not necessarily indicative of the results of operations for the full year. See the Company's Annual Report on Form 10-K for the year ended December 31, 1995 and the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1996, incorporated by reference herein.

CONSOLIDATED STATEMENT OF INCOME DATA:

                              SIX MONTHS ENDED
                                  JUNE 30,                         YEARS ENDED DECEMBER 31,
                          ----------------------- -----------------------------------------------------------
                             1996        1995        1995        1994        1993        1992        1991
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                            (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
REVENUES:
Gain on sale of receiv-
 ables..................  $   215,812 $   139,318 $   353,995 $   259,913 $   159,576 $    94,515 $    80,663
Finance income, fees
 earned and other in-
 come...................      117,308      65,105     156,563      70,557      60,233      62,791      59,591
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
                              333,120     204,423     510,558     330,470     219,809     157,306     140,254
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
EXPENSES:
Salaries/employee bene-
 fits...................       74,109      53,693     119,423      85,596      53,844      40,831      35,936
Other operating ex-
 penses.................       86,156      52,874     123,394      96,188      53,462      33,521      31,129
Provision for credit
 losses.................       59,021      27,952      90,723      52,600      42,746      25,850      17,935
Interest................       58,433      39,328      93,985      43,059      29,184      31,504      36,361
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
                              277,719     173,897     427,525     277,443     179,236     131,706     121,361
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
Income before income
 taxes..................       55,401      30,526      83,033      53,027      40,573      25,600      18,893
Income taxes............       22,300      12,516      34,318      21,706      18,802      10,374       7,541
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
Net income..............  $    33,101 $    18,010 $    48,715 $    31,321 $    21,771 $    15,226 $    11,352
                          =========== =========== =========== =========== =========== =========== ===========
Net income per share
 (1)....................  $      0.58 $      0.35 $      0.95 $      0.62 $      0.48 $      0.34 $      0.33
                          =========== =========== =========== =========== =========== =========== ===========
Weighted average
 number of common shares
 outstanding(1).........   57,070,690  50,804,963  51,023,609  50,804,963  45,347,486  45,168,750  34,624,571
                          =========== =========== =========== =========== =========== =========== ===========
Cash dividends..........  $     2,516 $     1,491 $     3,492 $     2,371 $     1,688 $       402 $        --
                          =========== =========== =========== =========== =========== =========== ===========

--------
(1) Net income per share is computed based upon the weighted average shares outstanding during the respective periods restated to reflect stock splits effected by the Company.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION DATA:

                              AT JUNE 30,                         AT DECEMBER 31,
                         --------------------- ------------------------------------------------------
                            1996       1995       1995       1994       1993       1992       1991
                         ---------- ---------- ---------- ---------- ---------- ---------- ----------
                                                        (IN THOUSANDS)
Receivables, net........ $1,256,102 $  921,839 $1,029,853 $  637,017 $  570,856 $  348,769 $  407,262
Excess servicing asset..    634,324    389,668    524,359    319,605    224,892    158,229    132,042
Total assets............  2,207,757  1,527,470  1,792,248  1,165,130    910,335    611,541    607,877
Notes payable...........  1,250,127    984,104  1,075,892    676,420    501,636    285,864    309,028
Subordinated debt.......     13,000     24,000     24,000     24,000     41,000     53,000     57,000
Shareholders' equity....    396,538    211,633    241,126    194,263    165,313    126,155    111,331

OTHER SELECTED FINANCIAL DATA:

                          AS OF AND FOR THE SIX
                          MONTHS ENDED JUNE 30,          AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                          -----------------------  ----------------------------------------------------------
                             1996         1995        1995        1994        1993        1992        1991
                          -----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                     (DOLLARS IN THOUSANDS)
Volume of loans origi-
 nated or purchased.....  $ 2,549,702  $1,675,967  $3,822,971  $2,779,408  $1,699,010  $1,007,465  $  944,339
Serviced loan portfolio.   10,264,272   7,117,215   8,621,467   5,898,469   3,872,708   2,963,930   2,703,143
Average shareholders'
 equity to average total
 assets.................        16.32%      15.25%      14.72%      17.33%      19.15%      19.48%      14.89%
Return on average assets
 (net income divided by
 average total assets)..          N/A         N/A        3.29%       3.02%       2.86%       2.50%       1.93%
Return on average equity
 (net income divided by
 average equity)........          N/A         N/A       22.38%      17.42%      14.93%      12.82%      12.97%
Debt to equity ratio
 (notes payable plus
 subordinated debt
 divided by
 shareholders' equity)..       3.19:1      4.76:1      4.56:1      3.61:1      3.28:1      2.68:1      3.29:1

   The following table sets forth certain selected operating data with respect to the Company for each of the six-month periods ended June 30, 1996 and 1995 and each of the three years in the period ended December 31, 1995.

                          AS OF AND FOR THE SIX     AS OF AND FOR THE YEARS ENDED
                          MONTHS ENDED JUNE 30,              DECEMBER 31,
                          -----------------------  ----------------------------------
                             1996         1995        1995        1994        1993
                          -----------  ----------  ----------  ----------  ----------
                                          (DOLLARS IN THOUSANDS)
Originations:
 Home Equity Loans......  $ 1,931,274  $1,335,305  $2,885,044  $2,013,027  $1,127,926
 SBA Loans..............      273,998     160,413     440,728     420,416     319,025
 Student Loans..........      169,965     145,366     369,129     345,965     252,059
 Auto Loans.............      174,465      34,883     128,070          --          --
                          -----------  ----------  ----------  ----------  ----------
 Total originations.....  $ 2,549,702  $1,675,967  $3,822,971  $2,779,408  $1,699,010
                          ===========  ==========  ==========  ==========  ==========
Loan losses, net:
 Home Equity Loans......  $    15,998  $   10,107     $24,205  $   19,942  $   23,861
 SBA Loans..............        1,329         699       1,732       1,293       1,607
 Auto Loans.............        2,197         N/A         290          --          --
                          -----------  ----------  ----------  ----------  ----------
 Total loan losses, net.  $    19,524  $   10,806  $   26,227  $   21,235  $   25,468
                          ===========  ==========  ==========  ==========  ==========
Serviced Loan Portfolio:
 Home Equity Loans......  $ 6,974,996  $4,712,568  $5,751,677  $3,725,918  $2,291,799
 SBA Loans..............    2,053,025   1,685,099   1,907,050   1,605,645   1,270,453
 Student Loans..........      973,391     685,570     845,501     566,906     310,456
 Auto Loans.............      262,860      33,978     117,239          --          --
                          -----------  ----------  ----------  ----------  ----------
 Total Serviced Loan
  Portfolio.............  $10,264,272  $7,117,215  $8,621,467  $5,898,469  $3,872,708
                          ===========  ==========  ==========  ==========  ==========
Delinquencies:
 Home Equity Loans:
  30-59 days............         1.77%       1.91%       1.76%       1.77%       2.14%
  60-89 days............         0.70        0.59        0.68        0.42        0.64
  90 + days.............         2.88        1.79        2.42        1.86        3.33
                          -----------  ----------  ----------  ----------  ----------
  Total delinquencies...         5.35%       4.29%       4.86%       4.05%       6.11%
                          ===========  ==========  ==========  ==========  ==========
 SBA Loans:
  30-59 days............         1.14%       1.07%       1.01%       0.89%       0.86%
  60-89 days............         0.66        0.60        0.35        0.41        0.36
  90 + days.............         3.90        3.90        3.97        3.67        4.69
                          -----------  ----------  ----------  ----------  ----------
  Total delinquencies...         5.70%       5.57%       5.33%       4.97%       5.91%
                          ===========  ==========  ==========  ==========  ==========
 Auto Loans:
  30-59 days............         2.19%        N/A        1.60%         --%         --%
  60-89 days............         0.38         N/A        0.15          --          --
  90 + days.............         0.26         N/A        0.04          --          --
                          -----------  ----------  ----------  ----------  ----------
  Total delinquencies...         2.83%        N/A        1.79%         --%         --%
                          ===========  ==========  ==========  ==========  ==========
Collateral owned (Home
 Equity, SBA and Auto
 Loans) at end of peri-
 od(1)..................  $    31,175  $   26,766  $   24,337  $   25,592  $   17,931
                          ===========  ==========  ==========  ==========  ==========
Allowance for credit
 losses.................  $   181,796  $   93,923  $  140,746  $   77,863  $   45,542
                          ===========  ==========  ==========  ==========  ==========

--------
(1) Includes collateral owned by trusts which have issued asset-backed securities in the amounts of $14,126,000, $13,705,000 and $9,000,000 at
    December 31, 1995, 1994 and 1993, respectively, and $22,726,000 and $15,237,000 at June 30, 1996 and 1995, respectively.

                        DESCRIPTION OF PREFERRED SHARES

   The following description of the terms of the Preferred Shares offered hereby supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Preferred Stock set forth in the accompanying Prospectus. The summary contained herein of the terms of the Preferred Shares does not purport to be complete and is subject to and qualified in its entirety by reference to all of the provisions of the Company's Restated Certificate of Incorporation and form of Certificate of Amendment relating to the Preferred Shares (the "Certificate of Amendment"), a copy of each of which either has been or will be filed with the Securities and Exchange Commission (the "Commission") as an exhibit to or incorporated by reference into the Registration Statement of which this Prospectus Supplement is a part.

   The Company's Board of Directors has adopted resolutions authorizing the
issuance of up to           shares of   % Mandatory Convertible Preferred
Stock, no par value per share.

DIVIDENDS

   Holders of Preferred Shares will be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available therefor,
cash dividends from November   , 1996, the date of initial issuance of the
Preferred Shares, at a rate per annum of   % of the price to public shown on
the cover page of this Prospectus Supplement (equivalent to $     per annum or
$      per quarter for each Preferred Share), payable quarterly in arrears on the 1st of March, June, September and December or, if any such date is not a business day, on the next succeeding business day. The first dividend period
will be from November   , 1996, the date of initial issuance of the Preferred
Shares, up to but excluding December 1, 1996, and the first dividend will be payable on December 2, 1996. Dividends will cease to accrue in respect of the Preferred Shares on the Mandatory Conversion Date or on the date of their earlier conversion.

   Dividends will be payable to holders of record as they appear on the stock register of the Company on each record date, which shall be a date not less than 10 days nor more than 60 days preceding the payment date thereof, as shall be fixed by the Board of Directors. Dividends payable on Preferred Shares for any period less than a full quarterly dividend period will be computed on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed in any period less than one month.

   Dividends on the Preferred Shares will accrue whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Preferred Shares shall cumulate as of the dividend payment date on which they first become payable, but no interest shall accrue on accumulated but unpaid dividends on the Preferred Shares.

   Except as provided below with respect to any shares of Preferred Stock ranking on a parity with the Preferred Shares as to the payment of dividends, as long as any Preferred Shares are outstanding, no dividends for any dividend period (other than dividends payable in shares of, or warrants, rights or options exercisable for or convertible into shares of, Common Stock or any other capital stock of the Company ranking junior to the Preferred Shares as to the payment of dividends and the distribution of assets upon liquidation ("Junior Stock") and cash in lieu of fractional shares of each Junior Stock in connection with any such dividend) will be paid in cash or otherwise, nor will any other distribution be made (other than a distribution payable in Junior Stock and cash in lieu of fractional shares of such Junior Stock in connection with any such distribution), on any shares of Preferred Stock ranking on a parity with the Preferred Shares or on any Junior Stock unless full dividends on the Preferred Shares have been paid, or declared and set aside for payment, for all dividend periods terminating on or prior to the date of such dividend or distribution payment to the extent such dividends are cumulative. As long as any Preferred Shares are outstanding, dividends for any dividend period or other distributions may not be paid on any shares of Preferred Stock ranking on a parity with the Preferred Shares as to the payment of dividends (other than dividends or other distributions in Junior Stock and cash in lieu of fractional shares of such Junior Stock in connection therewith), unless either: (a) full dividends on the Preferred Shares have been paid, or declared and set aside for payment, for all dividend periods terminating on or prior to the date of such dividend or distribution payment to the extent such dividends are cumulative; or (b) any such dividends are declared and paid pro rata so that the amounts of any dividends declared and paid per Preferred Share and each other share of such parity stock will in all cases bear to each other the same ratio that accrued and unpaid dividends (including any accumulation with respect to unpaid dividends for prior periods, if such dividends are cumulative) per Preferred Share and such other shares of parity stock bear to each other.

   In addition, as long as any Preferred Shares are outstanding, no shares of Preferred Stock ranking on a parity with the Preferred Shares as to the payment of dividends nor any shares of any Junior Stock may be purchased, redeemed, or otherwise acquired by the Company or any of its subsidiaries (except in connection with a reclassification or exchange of any Junior Stock through the issuance of other Junior Stock (and cash in lieu of fractional shares of such Junior Stock in connection therewith) or the purchase, redemption, or other acquisition of any Junior Stock with any Junior Stock (and cash in lieu of fractional shares of such Junior Stock in connection therewith)) nor may any funds be set aside or made available for any sinking fund for the purchase or redemption of any such shares unless full dividends on the Preferred Shares have been paid, or declared and set aside for payment, for all dividend periods terminating on or prior to the date of such purchase, redemption or acquisition to the extent such dividends are cumulative.

   Subject to the provisions described above, such dividends or other distributions (payable in cash, property or Junior Stock) as may be determined by the Board of Directors may be declared and paid on the shares of any Junior Stock from time to time and Junior Stock may be purchased, redeemed or otherwise acquired by the Company or any of its subsidiaries from time to time. In the event of the declaration and payment of any such dividends or other distributions, the holders of such Junior Stock will be entitled, to the exclusion of holders of any Preferred Stock, to share therein according to their respective interests.

MANDATORY CONVERSION OF PREFERRED SHARES

   Unless previously converted at the option of the holder into Common Stock, as hereinafter described, on the Mandatory Conversion Date, each outstanding Preferred Share will mandatorily convert into (i) a number of shares of Common Stock equal to the Conversion Rate and (ii) the right to receive an amount in cash equal to all accrued and unpaid dividends on such Preferred Share. The Conversion Rate is equal to (a) if the Current Market Price of the Common
Stock is greater than or equal to the Conversion Price of $    per share, 0.
of a share of Common Stock per Preferred Share, (b) if the Current Market Price is less than the Conversion Price but greater than the Initial Price, a fractional share of Common Stock per Preferred Share having a value (determined at the Current Market Price) equal to the Initial Price, and (c) if the Current Market Price is less than or equal to the Initial Price, one share of Common Stock per Preferred Share, subject in each case to adjustments in certain events.

  The "Initial Price" is $   per share of Common Stock. The "Current Market
Price" means the average Closing Price per share of the Common Stock on the 20 Trading Days immediately prior to, but not including, the Mandatory Conversion Date. The "Closing Price" of a share of Common Stock means, on any date of determination, the reported last sale price of a share of Common Stock on the Nasdaq National Market on such date or if the Common Stock is not listed for trading on the Nasdaq National Market for trading on any such date, as reported in the composite transactions for the principal United States securities exchange on which the Common Stock is then listed for trading, or if the Common Stock is not so listed on any national securities exchange, the last quoted bid price for the Common Stock in the over-the-counter market as reported by the National Quotation Bureau Incorporated or similar organization, or if such bid price is not available, the market value of a share of Common Stock on such date as determined by a nationally recognized independent investment banking firm retained for this purpose by the Company. A "Trading Day" is a day on which the Common Stock (a) is not suspended from trading on any national securities exchange or association or over-the-counter market at the close of business of such day and (b) has traded at least once on the national securities exchange or association or over-the-counter market that is the primary market for the trading of such security.

   Because the price of the Common Stock is subject to market fluctuations, the number of shares of Common Stock a holder of Preferred Shares will receive upon mandatory conversion thereof will fluctuate and the value of the Common Stock received upon mandatory conversion may be more or less than the amount paid for the Preferred Shares offered hereby.

CONVERSION AT THE OPTION OF THE HOLDER

   The Preferred Shares are convertible, in whole or in part, at the option of the holders thereof, at any time prior to the Mandatory Conversion Date, into shares of Common Stock at a rate of 0. [a fractional share determined by dividing the Initial Price by the Conversion Price] of a share of Common Stock for each Preferred Share (the "Optional Conversion Rate"), subject to adjustment as described below.

   Conversion of Preferred Shares at the option of the holder may be effected by delivering certificates evidencing such Preferred Shares, together with written notice of conversion and a proper assignment of such certificates to the Company or in blank (and, if applicable, cash payment of an amount equal to the dividend attributable to the current quarterly dividend accrued on such shares), to the office of any transfer agent for the Preferred Shares or to any other office or agency maintained by the Company for that purpose and otherwise in accordance with conversion procedures established by the Company. Each optional conversion shall be deemed to have been effected immediately prior to the close of business on the date on which the foregoing requirements shall have been satisfied. The conversion shall be at the Optional Conversion Rate in effect at such time and on such date.

   Holders of Preferred Shares at the close of business on a record date for any payment of declared dividends will be entitled to receive the dividend payable on such Preferred Shares on the corresponding dividend payment date notwithstanding the optional conversion of such Preferred Shares following such record date and prior to the corresponding dividend payment date. However, Preferred Shares surrendered for conversion after the close of business on a record date for any payment of declared dividends and before the opening of business on the next succeeding dividend payment date must be accompanied by payment in cash of an amount equal to the dividend attributable to the current quarterly dividend period payable on such date. Except as provided above, upon any optional conversion of Preferred Shares, the Company will make no payment of or allowance for unpaid dividends, whether or not in arrears, on such Preferred Shares, or for previously declared dividends or distributions on the shares of Common Stock issued upon such conversion.

ENHANCED DIVIDEND YIELD; LESS EQUITY APPRECIATION THAN COMMON STOCK

   Dividends will accrue on the Preferred Shares at a higher rate than the rate at which dividends are currently paid on the Common Stock. The opportunity for equity appreciation afforded by an investment in Preferred Shares is less than that afforded by an investment in the Common Stock. Holders of Preferred Shares will realize no equity appreciation if at the Mandatory Conversion Date the Current Market Price of the Common Stock is below the Conversion Price, and less than all of the equity appreciation if at such time the Current Market Price of the Common Stock is above the Conversion Price. Holders of Preferred Shares will realize the entire decline in equity value if at such time the Current Market Price of the Common Stock is below the price to public shown on the cover page of this Prospectus Supplement.

CONVERSION ADJUSTMENTS

   The Initial Price, Conversion Rate and the Optional Conversion Rate are each subject to adjustment as appropriate in certain circumstances, including if the Company shall (a) pay a stock dividend or make a distribution with respect to its Common Stock in shares of Common Stock, (b) subdivide or split its outstanding Common Stock, (c) combine its outstanding Common Stock into a smaller number of shares, (d) issue by reclassification of its shares of Common Stock any shares of Common Stock, (e) issue certain rights or warrants to all holders of its Common Stock unless such rights or warrants are issued to each holder of Preferred Shares on a pro rata basis with the shares of Common Stock based on the Conversion Rate in effect on the date immediately preceding such issuance (such date, solely for purposes of determining the Conversion Rate then in effect with respect to this clause
(e), being deemed to be the "Mandatory Conversion Date"), or (f) pay a dividend or distribute to all holders of its Common Stock evidences of its indebtedness, cash or other assets (including capital stock of the Company but excluding any cash dividends or distributions, other than Extraordinary Cash Distributions (as defined below), and dividends or distributions referred to in clause (a) above) unless such dividend or distribution is made to each holder of Preferred Shares on a pro rata basis with the shares of Common Stock based on the Conversion Rate in effect on the date immediately preceding such dividend or distribution (such date, solely for purposes of determining the appropriate Conversion Rate then in effect with respect to this clause (f), being deemed to be the "Mandatory Conversion Date"). In addition, the Company will be entitled (but will not be required) to make upward adjustments in the Conversion Rate and the Optional Conversion Rate as the Company, in its sole discretion, shall determine to be advisable, in order that any stock dividend, subdivision or split of shares, distribution of rights to purchase stock or securities, or distribution of securities convertible into or exchangeable for stock (or any transaction which could be treated as any of the foregoing transactions pursuant to Section 305 of the Internal Revenue Code of 1986, as amended (the "Code")) hereafter made by the Company to its stockholders will not be taxable. "Extraordinary Cash Distributions" means, with respect to any cash dividend or distribution paid on any date, the amount, if any, by which all cash dividends and cash distributions on the Common Stock paid during the consecutive 12-month period ending on and including such date (other than cash dividends and cash distributions for which an adjustment to the Conversion Rate or the Optional Conversion Rate was previously made) exceeds, on a per share of Common Stock basis, 10% of the average of the daily Closing Prices of the Common Stock over such consecutive 12-month period. All adjustments to the Conversion Rate and the Optional Conversion Rate will be calculated to the nearest 1/100th of a share of Common Stock. No adjustment in the Initial Price, the Conversion Rate or the Optional Conversion Rate will be required unless such adjustment would require an increase or decrease of at least one percent in the Initial Price, the Conversion Rate or the Optional Conversion Rate, as the case may be; provided, however, that any adjustments which, by reason of the foregoing, are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All adjustments will be made successively.

   Whenever the Initial Price, the Conversion Rate or the Optional Conversion Rate are adjusted as provided in the preceding paragraph, the Company will file with the transfer agent for the Preferred Shares a certificate with respect to such adjustment, make a prompt public announcement thereof and mail a notice to record holders of the Preferred Shares providing specified information with respect to such adjustment. At least 10 business days prior to taking any action that could result in certain adjustments in the Initial Price, the Conversion Rate or the Optional Conversion Rate, the Company will notify each record holder of Preferred Shares concerning such proposed action.

ADJUSTMENT FOR CERTAIN CONSOLIDATIONS OR MERGERS

   In the case of (i) any consolidation or merger to which the Company is a party (other than a merger or consolidation in which the Company is the surviving or continuing corporation and in which the Common Stock outstanding immediately prior to the merger or consolidation remains unchanged), (ii) any sale or transfer to another corporation of the property of the Company as an entirety or substantially as an entirety, or (iii) any statutory exchange of securities with another corporation (other than in connection with a merger or acquisition), each Preferred Share shall, after consummation of such transaction, be subject to (A) conversion at the option of the holder into the kind and amount of securities, cash or other property receivable upon consummation of such transaction by a holder of the number of shares of Common Stock into which such Preferred Share might have been converted immediately prior to consummation of such transaction, and (B) conversion on the Mandatory Conversion Date into the kind and amount of securities, cash, or other property receivable upon consummation of such transaction by a holder of the number of shares of Common Stock into which such Preferred Share would have been converted if the conversion on the Mandatory Conversion Date had occurred immediately prior to the date of consummation of such transaction, plus the right to receive cash in an amount equal to all accrued and unpaid dividends on such Preferred Share (other than previously declared dividends payable to a holder of record as of a prior date); and assuming in each case that such holder of shares of Common Stock failed to exercise rights of election, if any, as to the kind or amount of securities, cash, or other property receivable upon consummation of such transaction (provided that, if the kind or amount of securities, cash or other property receivable upon consummation of such transaction is not the same for each non-electing share, then the kind and amount of securities, cash, or other property receivable upon consummation of such transaction for each non-electing share shall be deemed to be the kind and amount so receivable per share by a plurality of the non-electing shares). The kind and amount of securities into or for which the Preferred Shares shall be convertible after consummation of such transaction shall be subject to adjustment as described above under the caption "--Conversion Adjustments" following the date of consummation of such transaction. The Company may not become a party to any such transaction unless the terms thereof are consistent with the foregoing or clause (iii) of the second paragraph under "--Voting Rights" below.

   For purposes of the preceding paragraph, any sale or transfer to another corporation of property of the Company which did not account for at least 50% of the consolidated net income of the Company for its most recent fiscal year ending prior to the consummation of such transaction will not in any event be deemed to be a sale or transfer of the property of the Company as an entirety or substantially as an entirety.

FRACTIONAL SHARES

   No fractional shares of Common Stock will be issued upon conversion of Preferred Shares. In lieu of any fractional share otherwise issuable in respect of the aggregate number of Preferred Shares of any holder that are converted on any mandatory conversion or any optional conversion, such holder shall be entitled to receive an amount, in cash equal to the same fraction of the Closing Price of the Common Stock determined (A) as of the fifth Trading Day immediately preceding the Mandatory Conversion Date, in the case of mandatory conversion, or (B) as of the second Trading Day immediately preceding the effective date of conversion, in the case of an optional conversion by a holder.

LIQUIDATION RIGHTS

   In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, and subject to the rights of holders of any other series of Preferred Stock, the holders of outstanding Preferred Shares are entitled to receive an amount equal to the per share price to the public of the Preferred Shares shown on the cover page of this Prospectus Supplement, plus accrued and unpaid dividends thereon, out of the assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of Junior Stock upon liquidation, dissolution, or winding up.

   If upon any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the assets of the Company are insufficient to permit the payment of the full preferential amounts payable with respect to Preferred Shares and all other series of Preferred Stock ranking on a parity with the Preferred Shares as to payments upon liquidation, the holders of Preferred Shares and of all other series of Preferred Stock ranking on a parity with the Preferred Shares as to payments upon liquidation will share ratably in any distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of Preferred Shares will not be entitled to any further participation in any distribution of assets by the Company. A consolidation or merger of the Company with one or more corporations (whether or not the Company is the corporation surviving such consolidation or merger), a sale, lease or transfer or exchange of all or substantially all of the assets of the Company or a statutory exchange of securities with another Corporation shall not be deemed to be a voluntary or involuntary liquidation, dissolution, or winding up of the Company.

VOTING RIGHTS

   Except as indicated below and as provided by New Jersey law, the holders of Preferred Shares have no voting rights. On matters subject to a vote by holders of Preferred Shares, the holders are entitled to one vote per share. If dividends on the Preferred Shares are in arrears and unpaid for six quarterly dividend periods, the holders of the Preferred Shares (voting separately as a class with holders of all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two Preferred Stock directors, such directors to be in addition to the number of directors constituting the Board of Directors immediately prior to the accrual of such right. Such right, when vested, shall continue until all dividends in arrears on the Preferred Shares shall have been paid in full or declared and set apart for payment, and, when so paid or declared and set apart for payment, such voting right of the holders of the Preferred Shares will cease. The term of office of any Preferred Stock director will terminate on the earlier of (i) the next annual meeting of stockholders at which a successor shall have been elected and qualified or (ii) the termination of the right of holders of the Preferred Shares and such other series to vote for such directors.

   The Company will not, without the affirmative vote or consent of the holders of at least 66 2/3% of the Preferred Shares actually voting (voting separately as a class): (i) amend, alter, or repeal any of the provisions of the Restated Certificate of Incorporation of the Company so as to affect adversely the powers, preferences, or rights of the holders of the Preferred Shares then outstanding or reduce the minimum time required for any notice to which only the holders of the Preferred Shares then outstanding may be entitled (an amendment of the Restated Certificate of Incorporation to authorize or create, or to increase the authorized amount, of Common Stock or Preferred Stock shall not be deemed to affect adversely the powers, preferences, or rights of the holders of the Preferred Shares); (ii) authorize or create, or increase the authorized amount of, any capital stock, or any security convertible into capital stock, of any class ranking senior to the Preferred Shares as to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Company; or (iii) merge or consolidate with or into any other corporation, unless each holder of the Preferred Shares immediately preceding such merger or consolidation shall have the right either to (A) receive or continue to hold in the resulting corporation the same number of shares, with substantially the same rights and preferences, as correspond to the Preferred Shares so held or (B) convert into shares of Common Stock at the Conversion Rate in effect on the date immediately preceding the announcement of any such merger or consolidation (such date, solely for purposes of determining the appropriate Conversion Rate then in effect with respect to this clause (B), being deemed to be the "Mandatory Conversion Date").

   There is no limitation on the issuance by the Company of Parity Preferred Stock or of any class of stock ranking junior to the Preferred Shares.

LISTING

   The Company has applied for inclusion of the Preferred Shares in the Nasdaq National Market under the symbol "MONEp."

TRANSFER AGENT AND REGISTRAR

   Registrar & Transfer Company of Cranford, New Jersey will act as transfer agent and registrar for, and paying agent for the payment of dividends on, the Preferred Shares.

MISCELLANEOUS

   Upon issuance, the Preferred Shares will be fully paid and nonassessable. Holders of Preferred Shares have no preemptive rights. The Company shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for issuance upon the conversion of Preferred Shares, such number of shares of Common Stock as shall from time to time be issuable upon the conversion of all the Preferred Shares then outstanding. Preferred Shares converted into Common Stock of the Company or otherwise reacquired by the Company shall resume the status of authorized and unissued shares of Preferred Stock, undesignated as to series, and shall be available for subsequent issuance.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

   In the opinion of Stroock & Stroock & Lavan, special tax counsel to the Company ("Special Tax Counsel"), the following sets forth the principal United States Federal income tax consequences under existing law of the purchase, ownership and disposition of Preferred Shares. A copy of that opinion has been or will be filed with the Commission as an exhibit to or incorporated by reference into the Registration Statement of which this Prospectus Supplement is a part, and the following summary is qualified in its entirety by reference thereto, including the assumptions set forth therein. The Company does not intend to seek a ruling from the Internal Revenue Service (the "IRS") with respect to any of these tax consequences. This summary is intended for general information only and deals only with holders who are initial holders of shares of Preferred Stock and who hold Preferred Shares as capital assets within the meaning of Section 1221 of the Code. It does not address aspects of taxation other than Federal income taxation, and it does not address tax consequences that may be relevant to the particular circumstances of each holder (some of which, such as dealers in securities, banks, insurance companies, tax-exempt organizations, and persons that hold the Preferred Shares as part of an integrated investment (including a straddle) comprised of the Preferred Shares and one or more other investments, may be subject to special rules). Stock having terms closely resembling those of the Preferred Shares has not been the subject of any regulation, Revenue Ruling or judicial decision currently in effect, and there can be no assurance that the IRS will adopt the positions set forth below. There can be no assurance that future changes in applicable law or administrative and judicial interpretations thereof, any of which could have a retroactive effect, will not adversely affect the tax consequences discussed herein or that there will not be differences of opinion as to the interpretation of applicable law. For purposes of this section, "U.S. Holder" means a citizen or resident of the United States, a domestic corporation or any other entity which is subject to United States Federal income taxation on a net income basis in respect of the Preferred Shares, and "non-U.S. Holder" means a holder other than a U.S. Holder. Certain aspects of United States Federal income and estate tax relevant to a non-U.S. Holder are discussed separately below. Persons considering the purchase of shares of Preferred Stock should consult their tax advisors with respect to the application of the United States Federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local, or foreign taxing jurisdiction.

DIVIDENDS

   Dividends paid on Preferred Shares out of the Company's current or accumulated earnings and profits will be taxable as ordinary income. Corporate U.S. Holders will generally qualify for the 70% intercorporate dividends-received deduction subject to satisfaction of the minimum holding period (generally at least 46 days) and other applicable requirements. Under certain circumstances, a corporate holder may be subject to the alternative minimum tax with respect to the amount of its dividends-received deduction.

   Under certain circumstances, a corporation that receives an "extraordinary dividend," as defined in Section 1059(c) of the Code, is required to reduce its stock basis by the non-taxed portion of such dividend. Generally, quarterly dividends not in arrears paid to an original holder of Preferred Shares will not constitute extraordinary dividends under Section 1059(c). Under Section 1059(f), any dividend with respect to "disqualified preferred stock" is treated as an "extraordinary dividend." While there is no authority directly on point, and the issue is not free from doubt, based on certain factual representations made by the Company, Special Tax Counsel believes that Preferred Shares should not be determined to constitute "disqualified preferred stock."

  To the extent any dividends exceed the Company's current or accumulated earnings and profits, such dividends will be applied to reduce the tax basis of the Preferred Shares and, to the extent they exceed such tax basis, will be recognized as capital gain.

REDEMPTION PREMIUM

  Under certain circumstances, Section 305(c) of the Code requires that any excess of the redemption price of preferred stock over its issue price be includible in income, prior to receipt, as a constructive dividend. However, while there is no authority directly on point, and the issue is not free from doubt, based on certain factual representations made by the Company, Special Tax Counsel believes that a holder of the Preferred Shares should not be required to include any redemption premium in income under Section 305(c).

MANDATORY OR OPTIONAL CONVERSION INTO COMMON STOCK

   As a general rule, gain or loss will not be recognized by a holder upon the conversion of Preferred Shares into shares of Common Stock if no cash is received. In addition, a holder who receives cash in lieu of a fractional share will be treated as having received such fractional share and as having exchanged it for cash in a transaction subject to Section 302 of the Code and related provisions. Such exchange should generally result in capital gain or loss measured by the difference between the cash received for the fractional share interest and the holder's basis in the fractional share interest.

   Generally, a holder's basis in the Common Stock received upon the conversion of Preferred Shares, other than shares of Common Stock taxed upon receipt as discussed above, will equal the adjusted tax basis of the converted Preferred Shares (exclusive of any basis allocable to a fractional share interest) plus the amount of gain (if any) recognized, minus the amount of cash (if any) received, and the holding period of such Common Stock will include the holding period of the converted Preferred Shares. As a general rule, a holder's basis in shares of Common Stock taxed upon receipt will equal the fair market value thereof, and the holding period for such Common Stock will begin on the day following the redemption or conversion.

ADJUSTMENT OF CONVERSION RATE

   Holders of stock in the Company (including Preferred Shares) might be treated as receiving a constructive distribution from the Company under
Section 305(c) if (i) a conversion rate is adjusted and as a result of such adjustment the proportionate interest of holders of such stock in the assets or earnings and profits of the Company is increased and (ii) the adjustment is not made pursuant to a bona fide, reasonable anti-dilution formula. An adjustment in a conversion rate would not be considered made pursuant to such a formula if the adjustment were made to compensate for certain taxable distributions with respect to Common Stock. Thus, certain adjustments to the Conversion Rate and the Optional Conversion Rate to reflect the Company's distribution of certain rights, warrants, evidences of indebtedness, securities or other assets to holders of Common Stock may result in constructive distributions taxable as dividends to the holders of Preferred Shares and may constitute (and cause other dividends to constitute) "extraordinary dividends" to corporate holders as described above. While there is no authority directly on point, and the issue is not free from doubt, it appears that a holder of Preferred Shares should not be treated as receiving a constructive distribution from the Company as a result of the fixing of the Conversion Rate.

CONVERSION OF PREFERRED SHARES AFTER DIVIDEND RECORD DATE

   If a holder surrenders Preferred Shares for conversion into shares of Common Stock after a dividend record date but before payment of the dividend, such holder will be required to pay the Company an amount equal to such dividend upon conversion. The holder would likely recognize the dividend payment that is received as income, and would increase the basis of the Common Stock received by the amount paid to the Company in connection with the receipt of such dividend.

BACKUP WITHHOLDING

   Certain U.S. Holders may be subject to backup withholding at a rate of 31% on dividends and certain consideration received upon the conversion of Preferred Shares unless such holders provide proof of an applicable exemption or a correct taxpayer identification number, and otherwise comply with applicable requirements of the backup withholding rules.

NON-U.S. HOLDERS

 Dividends

   In general, dividends (including constructive distributions taxable as dividends) paid to a non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or a lower rate prescribed by an applicable tax treaty) unless the dividends are (i) effectively connected with a trade or business carried on by the non-U.S. Holder within the United States and (ii) if a tax treaty applies, attributable to a United States permanent establishment maintained by the non-U.S. Holder. Dividends effectively connected with such trade or business and attributable to such permanent establishment will generally be subject to United States Federal income tax at regular rates and, in the case of a non-U.S. Holder which is a corporation, may be subject to the branch profits tax. To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current Treasury regulations to be paid to a resident of that country. On April 15, 1996, the Internal Revenue Service released proposed regulations that would, if adopted in the form proposed, require that certain Non-U.S. Holders that seek to rely on a tax treaty to obtain a reduction in the rate of the dividend withholding tax provide certifications regarding their eligibility for receiving such treaty benefits.

 Gain on Conversion into Common Stock

   A non-U.S. Holder generally will not be subject to United States Federal income tax on any gain recognized on a disposition or conversion (a "disposition") of a Preferred Share unless (i) such gain is treated as dividend income (as described above under "Dividends"); (ii) the Company is or has been a "U.S. real property holding corporation" for United States Federal income tax purposes (which the Company does not believe that it is or is likely to become) and the non-U.S. Holder disposing of the share owned, directly or constructively, at any time during the five-year period preceding the disposition, more than five percent of the Preferred Shares or the Preferred Shares are not regularly traded (within the meaning of applicable Treasury Regulations) on an established securities market; (iii) the gain is effectively connected with a trade or business carried on by the non-U.S. Holder within the United States and, if a tax treaty applies, attributable to a United States permanent establishment maintained by the non-U.S. Holder;
(iv) in the case of a non-U.S. Holder who is an individual, who holds the share as a capital asset and who is present in the United States for 183 days or more in the taxable year of the disposition, either (a) such non-U.S. Holder has a "tax home" (as defined for U.S. Federal income tax purposes) in the United States and the gain from the disposition is not attributable to an office or other fixed place of business maintained by such non-U.S. Holder outside of the United States or (b) the gain from the disposition is attributable to an office or other fixed place of business maintained by such non-U.S. Holder in the United States; or (v) the non-U.S. Holder is subject to tax pursuant to provisions of the Code applicable to certain United States expatriates.

 Federal Estate Tax

   Preferred Shares owned or treated as owned by an individual who is not a citizen or resident (as defined for United States Federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for United States Federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

 Backup Withholding and Information Reporting Requirements

   The Company must report annually to the IRS and to each non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, such holder. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities in the country in which the non-U.S. Holder resides. United States backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) will generally not apply to dividends paid on Preferred Shares to a non-U.S. Holder at an address outside the United States.

   The payment of the proceeds from the disposition of Preferred Shares to or through the United States office of a broker will be subject to information reporting and backup withholding at a rate of 31% unless the owner certifies, among other things, its status as a non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds from the disposition of Preferred Shares to or through a non-U.S. office of a broker will generally, except as noted below, not be subject to backup withholding and information reporting. In the case of proceeds from a disposition of Preferred Shares paid to or through a non-U.S. office of a U.S. broker or paid to or through a non-U.S. office of a non-U.S. broker that is (i) a "controlled foreign corporation" for United States Federal income tax purposes or (ii) a person 50% or more of whose gross income from all sources for a certain three-year period was effectively connected with a United States trade or business,
(a) backup withholding may apply if the broker has actual knowledge that the owner is not a non-U.S. Holder and (b) information reporting will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. Holder (unless the broker has actual knowledge to the contrary).

   Any amounts withheld under the backup withholding rules from a payment to a non-U.S. Holder will be refunded (or credited against the non-U.S. Holder's United States Federal income tax liability, if any), provided that the required information is furnished to the IRS.

   On April 15, 1996, the Internal Revenue Service issued proposed regulations that would change in certain respects the certification requirements in respect of claims for exceptions from information reporting and backup withholding in respect of payments made after December 31, 1997 on the Preferred Shares. It is not currently possible to predict whether, or in what form, any such regulations ultimately will be adopted.

PROPOSED LEGISLATION

   This discussion does not address any tax consequences relating to the potential or actual effect of any proposed tax legislation. For example, legislation has been proposed that would (a) reduce the dividends-received deduction to 50%, (b) require that the 46-day holding period for the dividends-received deduction be satisfied for the period of time contemporaneous with each dividend payment and (c) amend portions of Sections 302 and 1059 of the Code and characterize non-pro rata redemptions otherwise eligible for the dividends received deduction as a sale of the stock redeemed. The Congressional statement proposing amendments to Sections 302 and 1059 indicated that the bill retained the existing regulatory authority of the Treasury Department to issue regulations which, among other things, would subject certain reorganizations, including recapitalizations, and similar transactions to the provisions of the bill. It is not possible to predict whether and, if so, in what form any such legislation will be enacted into law and, if enacted, whether it would affect the tax treatment of the Preferred Shares, as discussed above.

                                 UNDERWRITING

   The Underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated, Bear, Stearns & Co. Inc., Montgomery Securities and Oppenheimer & Co., Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of Preferred Shares set forth below opposite their respective names:

                                                                        NUMBER
      UNDERWRITER                                                      OF SHARES
      -----------                                                      ---------
    Prudential Securities Incorporated................................
    Bear, Stearns & Co. Inc. .........................................
    Montgomery Securities.............................................
    Oppenheimer & Co., Inc. ..........................................
                                                                       ---------
      Total........................................................... 4,600,000
                                                                       =========

   The Company is obligated to sell, and the Underwriters are obligated to purchase, all of the Preferred Shares offered hereby if any are purchased.

   The Underwriters, through their Representatives, have advised the Company that they propose to offer the Preferred Shares initially at the public offering price set forth on the cover page of this Prospectus Supplement; that
the Underwriters may allow to selected dealers a concession of $0.   per
share; and that such dealers may reallow a concession of $0.   per share to
certain other dealers. After the initial public offering, the offering price and the concessions may be changed by the Representatives.

   The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus Supplement, to purchase up to 690,000 additional Preferred Shares at the initial public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus Supplement. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the Preferred Shares offered hereby. To the extent such option to purchase is exercised each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to 690,000.

   The Company has agreed that it will not, directly or indirectly, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, pledge, contract of sale, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company (other than the shares offered hereby) for a period of 120 days from the date of this Prospectus Supplement; provided, however, that the foregoing shall not prohibit the Company from issuing shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company in connection with an acquisition by the Company.

   In addition, the Company's executive officers and directors have agreed that they will not, directly or indirectly, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company, in each case including any such securities beneficially owned or otherwise controlled by them, for a period of 30 days from the date of this Prospectus Supplement.

   The Company has agreed to indemnify the several Underwriters and to contribute to losses arising out of certain liabilities, including certain liabilities under the Securities Act.

   In connection with this Offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market, may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended, during the two business day period before commencement of offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

   The Preferred Shares are a new issue of securities, and although the Preferred Shares are expected to be included in the Nasdaq National Market, there is no established trading market for the Preferred Shares. Each Representative has advised the Company that it presently intends to make a market in the Preferred Shares as permitted by applicable laws and regulations. None of the Representatives is obligated, however, to make a market in the Preferred Shares, and any such market making may be discontinued at any time at the sole discretion of that Representative. Accordingly, no assurance can be given as to the liquidity of any trading market that may develop for the Preferred Shares.

   Each of the Representatives of the Underwriters has provided, and expects to continue to provide, investment banking services to the Company. In addition, Prudential Securities Credit Corp., an affiliate of Prudential Securities Incorporated, provides the Company with various warehouse lines of credit under which the aggregate outstanding balance may not exceed $600 million, and Bear Stearns Mortgage Capital Corporation, an affiliate of Bear, Stearns & Co. Inc., provides the Company with a mortgage warehouse line of credit under which the outstanding balance may not exceed $250 million. None of such warehouse lines will be repaid with the net proceeds of the Offering.

                                 LEGAL MATTERS

   The validity of the Preferred Shares offered hereby will be passed upon by Sills Cummis Zuckerman Radin Tischman Epstein & Gross, Newark, New Jersey. Certain other legal matters will be passed upon for the Company by Stroock & Stroock & Lavan, New York, New York, and Corporate Counsel to the Company. Cleary, Gottlieb, Steen & Hamilton, New York, New York, will pass upon certain legal matters for the Underwriters. Stroock & Stroock & Lavan and Cleary, Gottlieb, Steen & Hamilton will rely as to matters of New Jersey law upon Corporate Counsel to the Company and Sills Cummis Zuckerman Radin Tischman Epstein & Gross.

PROSPECTUS

                             THE MONEY STORE INC.

               COMMON STOCK, PREFERRED STOCK AND DEBT SECURITIES

   The Money Store Inc. (the "Company") may offer from time to time, together or separately, (i) shares of its Common Stock, no par value per share (the "Common Stock"), (ii) shares of its preferred stock, no par value per share (the "Preferred Stock"), (iii) its unsecured debt securities, which may be either senior (the "Senior Debt Securities") or subordinated (the "Subordinated Debt Securities" and, together with the Senior Debt Securities, the "Debt Securities") (the Common Stock, the Preferred Stock and the Debt Securities are collectively referred to herein as the "Securities"), in amounts, at prices and on terms to be determined at the time of the offering thereof. The Subordinated Debt Securities and Preferred Stock may be convertible or exchangeable into other series of Debt Securities or shares of Common Stock. The Securities offered pursuant to this Prospectus by the Company may be issued in one or more series or issuances the aggregate offering price of which will not exceed $1,000,000,000 (or the equivalent thereof if the Debt Securities are denominated in one or more foreign currencies or foreign currency units).

   The Selling Shareholder (as defined herein) also may offer and sell from time to time up to an aggregate of 2,500,000 shares of Common Stock. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholder.

   The specific terms of the Securities in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in an accompanying supplement to this Prospectus (each, a "Prospectus Supplement"), including, where applicable, (i) in the case of Common Stock, the aggregate number of shares offered and whether such shares will be offered by the Company and/or the Selling Shareholder, (ii) in the case of the Preferred Stock, the specific designation, the aggregate number of shares offered, the dividend rate (or method of calculation thereof), the dividend period and dividend payment dates, whether such dividends will be cumulative or noncumulative, the liquidation preference, the voting rights, if any, any terms for optional or mandatory redemption, any terms for conversion or exchange into other series of Debt Securities or Common Stock and any other special terms, and (iii) in the case of Debt Securities, the specific designation, the aggregate principal amount, the ranking as Senior Debt Securities or Subordinated Debt Securities, the authorized denominations, the maturity, any premium, rate or method of calculation of interest and dates for payment thereof, any terms for optional or mandatory redemption, any sinking fund provisions, any terms for conversion or exchange into other series of Debt Securities or Common Stock and any other special terms. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities.

   The Senior Debt Securities will rank equally with all other unsubordinated and unsecured indebtedness of the Company. The Subordinated Debt Securities will be subordinate in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company.

   The Company and the Selling Shareholder may sell the Securities (i) through underwriting syndicates represented by managing underwriters, or by underwriters without a syndicate, with such underwriters to be designated at the time of sale, (ii) through agents designated from time to time, or (iii) directly. The names of any underwriters or agents of the Company or of the Selling Shareholder involved in the sale of the Securities, the public offering price or purchase price thereof, any applicable commissions or discounts, any other terms of the offering of such Securities and the net proceeds to the Company or to the Selling Shareholder from such sale, will be set forth in the applicable Prospectus Supplement.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE  ACCURACY  OR   ADEQUACY  OF  THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                               ----------------

February 13, 1996

  FOR NORTH CAROLINA PURCHASERS: THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING, NOR HAS THE COMMISSIONER ACTED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

                             AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the following public reference facilities maintained by the Commission: Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, Suite 1300, New York, New York 10048; and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained by mail from the Public Reference Station of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed rates. In addition, reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc. 1735 K Street, N.W., Washington, D.C. 20006.

   This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. These documents may be inspected without charge at the office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained at fees and charges prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents, previously filed by the Company with the Commission pursuant to the Exchange Act, are incorporated herein by reference:

   (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1994;

   (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995;

   (c) The Company's Proxy Statement dated April 13, 1995 in connection with the Company's Annual Meeting of Shareholders held on May 21, 1995;

   (d) The Company's Proxy Statement dated September 14, 1995 in connection with the Company's Special Meeting of Shareholders held on October 12, 1995; and

   (e) The Company's Registration Statement on Form 8-A with respect to the Common Stock (No. 1-10785).

   All reports and any definitive proxy or information statements filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified, or superseded, to constitute a part of this Prospectus.

   THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). WRITTEN REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO ERIC R. ELWIN, ESQ., VICE PRESIDENT AND CORPORATE COUNSEL, 2840 MORRIS AVENUE, UNION, NEW JERSEY, 07083. TELEPHONE REQUESTS MAY BE DIRECTED TO ERIC R. ELWIN, ESQ. AT (908) 686-2000.

                                  THE COMPANY

   The Company is a financial services company engaged, through its subsidiaries, in the business of originating (including purchasing), selling and servicing consumer and commercial loans of specified types and offering related services. Loans originated by the Company primarily consist of fixed and adjustable rate mortgage loans on residential real estate ("Home Equity Loans"), loans guaranteed in part ("SBA Loans") by the United States Small Business Administration (the "SBA") and government-guaranteed student loans ("Student Loans"). During 1995, the Company entered the business of purchasing, selling and servicing loans secured by new and used automobiles, mini-vans, vans and light trucks ("Auto Loans").

   For the year ended December 31, 1994, the Company originated or purchased approximately $2.8 billion of loans. Of these loans, approximately 72% by principal amount were Home Equity Loans, approximately 15% by principal amount were SBA Loans and approximately 13% by principal amount were Student Loans. For the nine-month period ended September 30, 1995, the Company originated or purchased approximately $2.6 billion of loans. Of these loans, approximately 77% by principal amount were Home Equity Loans, approximately 10% by principal amount were SBA Loans, approximately 10% by principal amount were Student Loans and approximately 3% by principal amount were Auto Loans. Based upon government agency sources, management believes that during each of the last 13 SBA fiscal years the Company originated a greater principal amount of SBA Loans than any other originator of SBA Loans in the United States.

   Substantially all of the loans originated and purchased by the Company are sold to institutional investors or pledged to the Company's lenders until the loans can be sold and the lenders repaid. Revenue is recognized as gain on sale of loans, which represents the present value of the difference between the interest charged by the Company to a borrower and the interest rate received by the investor who purchased the loan, in excess of normal loan servicing fees (the "Excess Servicing Spread") and non-refundable fees and premiums on loans sold. The Company recognizes such gain on sale of loans in the year that such loans are sold, although cash (representing the Excess Servicing Spread and servicing fees) is received by the Company over the lives of the loans. The Company's practice of selling its loans is designed to increase the Company's liquidity, reduce the need to access markets for capital and reduce certain risks associated with interest rate fluctuations. For loans sold during 1994, the Excess Servicing Spread averaged approximately 2.5% on Home Equity Loans, 1.9% on SBA Loans and 1.7% on Student Loans. For Loans sold during the first nine months of 1995, the Excess Servicing Spread averaged 3.5% on Home Equity Loans, 2.2% on SBA Loans and 1.7% on Student Loans. In September 1995, the Company, through a subsidiary, completed its first Auto Loan securitization. TMS Auto Holdings, Inc. sold $54,081,780 aggregate original principal balance of 6.30% Asset Backed Certificates (the "Certificates") of TMS Auto Grantor Trust 1995-1. The Certificates represent a beneficial interest in a trust estate consisting of a pool of non-prime motor vehicle retail installment sale contracts. The Excess Servicing Spread in such securitization was 10.3%.

   The Company generally retains the right to service loans it sells or pledges. In addition to the Excess Servicing Spread, the Company receives fees in connection with its loan origination and servicing activities. The total portfolio of loans which the Company services (the "Serviced Loan Portfolio") was approximately $5.9 billion at December 31, 1994, consisting of $5.4 billion of loans that had been sold with servicing rights retained, $511.5 million of loans (the "Retained Loan Portfolio") which the Company has not sold and approximately $33.2 million of loans (the "Repurchased Loan Portfolio") which the Company has repurchased from investors pursuant to contractual commitments. The Serviced Loan Portfolio was $7.8 billion at September 30, 1995, consisting of $7.1 billion of loans that had been sold with servicing rights retained, $681 million of loans in the Retained Loan Portfolio and approximately $29.5 million of loans in the Repurchased Loan Portfolio. The Retained Loan Portfolio consists of (i) Home Equity Loans, SBA Loans, Student Loans, Auto Loans and other loans that are warehoused pending their sale, (ii) the unsold unguaranteed portion of SBA Loans for which the related guaranteed portions have been sold, (iii) certain Student Loans during the period prior to the commencement of the borrower's repayment obligation, and (iv) loans that the Company otherwise determines to retain.

   At September 30, 1995, the Company operated out of 174 locations and was doing business in 44 states, the District of Columbia and the Commonwealth of Puerto Rico.

   The Company was incorporated in New Jersey in 1974. The predecessor of the Company, which is now a wholly-owned subsidiary of the Company, began making Home Equity Loans in 1967. The Company's principal executive offices are located at 2840 Morris Avenue, Union, New Jersey 07083. Its telephone number is (908) 686-2000.

                              RECENT DEVELOPMENTS

   On October 25, 1995, the Company announced a 16.7% increase in its cash dividend, raising the quarterly rate from $0.045 per share to $0.0525 per share. The fourth quarter dividend was distributed on December 1, 1995 to shareholders of record as of November 15, 1995. During the fourth quarter of 1995, the Company also effected a 5-for-2 stock split in the form of a stock dividend, which was distributed on December 1, 1995, to shareholders of record as of November 15, 1995.

   On January 23, 1996, the Company declared a first quarter dividend of $0.021 per share (equivalent to a dividend of $0.0525 per share prior to the above-described 5-for-2 stock split) that will be payable on March 1, 1996 to shareholders of record as of February 15, 1996.

                              RATIOS OF EARNINGS

   The following table sets forth the ratio of earnings to fixed charges for the Company for the nine months ended September 30, 1995 and September 30, 1994 and for each of the years in the five-year period ended December 31, 1994.

   The ratio of earnings to fixed charges has been computed by dividing earnings by fixed charges. Earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest on all indebtedness and the portion of rental expense considered to be representative of interest.

                           NINE MONTHS
                         ENDED SEPTEMBER
                               30,                  YEAR ENDED DECEMBER 31,
                         -----------------  -------------------------------------------
                           1995     1994     1994     1993     1992     1991     1990
                         --------  -------  -------  -------  -------  -------  -------
                                          (DOLLARS IN THOUSANDS)
Earnings................ $121,418  $66,782  $98,462  $71,429  $58,552  $56,577  $53,862
                         --------  -------  -------  -------  -------  -------  -------
Interest expense........   65,990   28,769   43,059   29,184   31,504   36,361   39,114
Rent expense(1).........    2,388    1,742    2,376    1,672    1,448    1,323    1,072
                         --------  -------  -------  -------  -------  -------  -------
Total fixed charges..... $ 68,378  $30,511  $45,435  $30,856  $32,952  $37,684  $40,186
                         ========  =======  =======  =======  =======  =======  =======
Ratio                        1.78x    2.19x    2.17x    2.31x    1.78x    1.50x    1.34x
                         ========  =======  =======  =======  =======  =======  =======

--------
(1) Rent expense reflects one-third of the Company's total rent expense.

                                USE OF PROCEEDS

   Except as may otherwise be set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Offered Securities will be used for general corporate purposes. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholder.

                              SELLING SHAREHOLDER

   The Selling Shareholder is Marc Turtletaub, the President and Chief Executive Officer and a Director of the Company. The following table sets forth certain information with respect to the Selling Shareholder's beneficial ownership of Common Stock, as adjusted to reflect the sale by him of the shares registered for sale, at December 31, 1995.

                             SHARES                        SHARES BENEFICIALLY
                          BENEFICIALLY                         OWNED IF ALL
                         OWNED PRIOR TO                     REGISTERED SHARES
                            OFFERING      NUMBER OF SHARES       ARE SOLD
                       ------------------ BEING REGISTERED -----------------------
SELLING SHAREHOLDER      NUMBER   PERCENT     FOR SALE       NUMBER     PERCENT
-------------------    ---------- ------- ---------------- ------------ ----------
Marc Turtletaub....... 19,936,330  38.8%     2,500,000       17,436,330   34.0%

   Marc Turtletaub is a general partner in a general partnership with Alan Turtletaub, the Chairman of the Board of Directors of the Company, which has a one-third interest in a joint venture which is the lessor of the Company's corporate headquarters in Union, New Jersey. During the past three years, the Company has occupied approximately 50,000 square feet in Union under a lease recently extended to the year 2000. The annual rent under the lease, subject to certain adjustments, is approximately $1,200,000.

   From 1990 to 1993, Commercial Capital Co., Inc., a subsidiary of the Company ("CCC"), provided a secured revolving credit facility (the "MTGB Facility") to MTGB Partners ("MTGB"), a general partnership whose partners were Marc Turtletaub and another individual who was neither affiliated with the Company nor related to any Director or officer of the Company. The maximum amount of the MTGB Facility was $5 million and such facility bore interest at prime plus 2% per annum, adjusted quarterly. The term of the MTGB Facility expired on the earlier to occur of September 30, 1995 or the date of sale of all real property owned by Delta Diamond Oaks IV ("Delta Diamond"), a California limited partnership, or of MTGB's direct or indirect interest in Delta Diamond. MTGB repaid the facility in 1993.

                           DESCRIPTION OF SECURITIES

GENERAL

   The following description of the terms of the Securities sets forth certain general terms and provisions of the Securities to which any Prospectus Supplement may relate. The particular terms of the Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Securities so offered will be described in the Prospectus Supplement relating to such Securities.

COMMON STOCK

General

   The Company has 100,000,000 shares of authorized Common Stock, no par value per share. Holders of the Company's Common Stock are entitled to receive such dividends as may be legally declared by the Board of Directors. The Company has paid a quarterly dividend on its Common Stock since November 1992. The Company anticipates continuing this quarterly dividend program. Holders of the Common Stock are entitled to one vote for each share held of record. Action of the stockholders may generally be taken by the affirmative vote of a majority of the shares present or represented at a duly called meeting at which a quorum is present or represented. Holders of Common Stock have no preemptive or subscription rights and have no liability for further calls or assessments. All shares of Common Stock are entitled to share ratably in the net assets of the Company upon liquidation. The transfer agent and registrar for the Common Stock is Registrar and Transfer Company of Cranford, New Jersey.

DEBT SECURITIES

   The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

   The Senior Debt Securities are to be issued under an indenture dated as of February 1, 1996, as supplemented from time to time (the "Senior Indenture"), between the Company and Chemical Bank, N.A., as Trustee (the "Senior Trustee"). The Subordinated Debt Securities are to be issued under an indenture dated as of February 1, 1996, as supplemented from time to time (the "Subordinated Indenture"), between the Company and The Bank of New York, as Trustee (the "Subordinated Trustee"). The term "Trustee" as used herein shall refer to either the Senior Trustee or the Subordinated Trustee, as appropriate, for Senior Debt Securities or Subordinated Debt Securities. The Senior Indenture and the Subordinated Indenture (being referred to herein collectively as the "Indentures" and individually as an "Indenture") are filed as exhibits to the Registration Statement. The Indentures are subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA").

   The statements made under this heading relating to the Debt Securities and the Indentures are summaries of the provisions thereof, do not purport to be complete and are qualified in their entirety by reference to the Indentures, including the definitions of certain terms therein and in the TIA. Certain capitalized terms used below but not defined herein have the meanings ascribed to them in the applicable Indenture. Unless otherwise noted below, section references below are to both Indentures.

   The particular terms of the Debt Securities being offered (the "Offered Debt Securities"), any modifications of or additions to the general terms of the Debt Securities as described herein that may be applicable in the case of the Offered Debt Securities and any applicable federal income tax considerations will be described in the Prospectus Supplement relating to the Offered Debt Securities. Accordingly, for a description of the terms of the Offered Debt Securities, reference must be made both to the Prospectus Supplement relating thereto and the description of Debt Securities set forth in this Prospectus.

General

   The Debt Securities will be direct, unsecured obligations of the Company. The indebtedness represented by the Senior Debt Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The indebtedness represented by the Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of the Senior Indebtedness of the Company (including the Senior Debt Securities) as described under "--Debt Securities--Subordination" below. The Debt Securities may be issued in one or more series. The respective Indentures provide that there is no limitation on the amount of debt securities that may be issued thereunder from time to time.

   The Company primarily conducts its operations through its Subsidiaries. The rights of the Company and its creditors, including the Holders of the Debt Securities, to participate in the assets of any Subsidiary upon the latter's liquidation or reorganization will be subject to the prior claims of the Subsidiary's creditors except to the extent that the Company may itself be a creditor with recognized claims against the Subsidiary.

   The accompanying Prospectus Supplement will set forth the terms of the Offered Debt Securities, which may include the following:

      (1)The title of the Offered Debt Securities and whether they are Senior Debt Securities or Subordinated Debt Securities.

      (2)The aggregate principal amount of the Offered Debt Securities and any limit on the aggregate principal amount of the Offered Debt Securities.

      (3)The percentage of the principal amount at which the Offered Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof or the method by which such portion shall be determined.

      (4)The date or dates on which or periods during which the Offered Debt Securities may be issued, and the date or dates, or the method by which such date or dates will be determined, on which the principal of (and premium, if any, on) the Offered Debt Securities will be payable.

      (5)The rate or rates at which the Offered Debt Securities will bear interest, if any, or the method by which such rate or rates shall be determined, the date or dates from which such interest, if any, shall accrue or the method by which such date or dates shall be determined, the interest payment dates on which such interest will be payable and, if the Offered Debt Securities are Registered Securities, the regular record dates, if any, for the interest payable on such interest payment dates, and, if the Offered Debt Securities are floating rate securities, the notice, if any, to Holders regarding the determination of interest and the manner of giving such notice.

      (6)The place or places where the principal of (and premium, if any) and interest on the Offered Debt Securities shall be payable; the extent to which, or the manner in which, any interest payable on any Global Note (as defined below) on an interest payment date will be paid, and the manner in which any principal of, or premium, if any, on, any Global Note will be paid.

      (7)The obligation, if any, of the Company to redeem, repay or purchase the Offered Debt Securities pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of the Holder thereof and the period or periods within which, or the dates on which, the prices at which and the terms and conditions upon which the Offered Debt Securities shall be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation.

      (8)The right, if any, of the Company to redeem the Offered Debt Securities at its option and the period or periods within which, or the date or dates on which, the price or prices at which, and the terms and conditions upon which Offered Debt Securities may be redeemed, if any, in whole or in part, at the option of the Company or otherwise.

      (9)If the coin or currency in which the Offered Debt Securities shall be issuable is U.S. dollars, the denominations of the Offered Debt Securities if other than denominations of $1,000 and any integral multiple thereof.

      (10)Whether the Offered Debt Securities are to be issued as original issue discount securities ("Discount Securities") and the amount of discount at which such Offered Debt Securities may be issued and, if other than the principal amount thereof, the portion of the principal amount of Offered Debt Securities which shall be payable upon declaration of acceleration of the Maturity thereof upon an Event of Default.

      (11)Provisions, if any, for the defeasance of Offered Debt Securities or certain of the Company's obligations with respect to the Offered Debt Securities.

      (12)Whether the Offered Debt Securities are to be issued as Registered Securities or Bearer Securities or both, and, if Bearer Securities are issued, whether any interest coupons appertaining thereto ("Coupons") will be attached thereto, whether such Bearer Securities may be exchanged for Registered Securities and the circumstances under which, and the place or places at which, any such exchanges, if permitted, may be made.

      (13)Whether provisions for payment of additional amounts or tax redemptions shall apply and, if such provisions shall apply, such provisions; and, if any of the Offered Debt Securities are to be issued as Bearer Securities, the applicable procedures and certificates relating to the exchange of temporary Global Notes for definitive Bearer Securities.

      (14)If other than U.S. dollars, the currency, currencies or currency units (the term "currency" as used herein will include currency units) in which the Offered Debt Securities shall be denominated or in which payment of the principal of (and premium, if any) and interest on the Offered Debt Securities may be made, and particular provisions applicable thereto and, if applicable, the amount of Offered Debt Securities which entitles the Holder of an Offered Debt Security or its proxy to one vote for purposes of voting at a meeting of Holders of the Offered Debt Securities.

      (15)If the principal of (and premium, if any) or interest on the Offered Debt Securities is to be payable, at the election of the Company or a Holder thereof, in a currency other than that in which the Debt Securities is denominated or payable without such election, in addition to or in lieu of the applicable provisions of the Indentures, the period or periods within which and the terms and conditions upon which, such election may be made and the time and the manner of determining the exchange rate or rates between the currency or currencies in which the Offered Debt Securities are denominated or payable without such election and the currency or currencies in which the Offered Debt Securities are to be paid if such election is made.

      (16)The date as of which any Offered Debt Securities shall be dated.

      (17)If the amount of payments of principal of (and premium, if any) or interest on the Offered Debt Securities may be determined with reference to an index, including, but not limited to, an index based on a currency or currencies other than that in which the Offered Debt Securities are denominated or payable, or any other type of index, the manner in which such amounts shall be determined.

      (18)If the Offered Debt Securities are denominated or payable in foreign currency, any other terms concerning the payment of principal of (and premium, if any) or any interest on the Offered Debt Securities (including the currency or currencies of payment thereof).

      (19)The designation of the original Currency Determination Agent, if any.

      (20)The applicable Overdue Rate, if any.

      (21)If the Offered Debt Securities do not bear interest, the applicable dates upon which the Company will furnish or cause to be furnished to the Trustee a list of the names and addresses of the Registered Holders of the Offered Debt Securities.

      (22)Any addition to, or modification or deletion of, any Events of Default or covenants provided for in the applicable Indenture with respect to the Offered Debt Securities.

      (23)If any of the Offered Debt Securities are to be issued as Bearer Securities, (x) whether interest in respect of any portion of a temporary Offered Debt Security in global form (representing all of the Outstanding Bearer Securities of the series) payable in respect of any interest payment date prior to the exchange of such temporary Offered Debt Security for definitive Offered Debt Securities shall be paid to any clearing organization with respect to the portion of such temporary Offered Debt Security held for its account and, in such event, the terms and conditions (including any certification requirements) upon which any such interest payment received by a clearing organization will be credited to the Persons entitled to interest payable on such interest payment date, (y) the terms upon which interests in such temporary Offered Debt Security in global form may be exchanged for interests in a permanent Global Note or for definitive Offered Debt Securities and the terms upon which interests in a permanent Global Note, if any, may be exchanged for definitive Offered Debt Securities and (z) the cities in which the Authorized Newspapers designated for the purposes of giving notices to Holders are published.

      (24)Whether the Offered Debt Securities shall be issued in whole or in part in the form of one or more Global Notes and, in such case, the depositary or any common depositary for such Global Notes; and if the Offered Debt Securities are issuable only as Registered Securities, the manner in which and the circumstances under which Global Notes representing Offered Debt Securities may be exchanged for Registered Securities in definitive form.

      (25)The designation, if any, of any depositaries, trustees (other than the applicable Trustee), paying agents, authenticating agents, security registrars (other than the applicable Trustee) or other agents with respect to the Offered Debt Securities.

      (26)If the Offered Debt Securities are to be issuable in definitive form only upon receipt of certain certificates or other documents or upon satisfaction of certain conditions, the form and terms of such certificates, documents or conditions.

      (27)If the Offered Debt Securities are Subordinated Debt Securities, whether they will be convertible or exchangeable into another series of Debt Securities or shares of Common Stock and, if so, the terms and conditions, which may in addition to or in lieu of the provisions contained in the Subordinated Indenture, upon which such Offered Debt Securities will be so convertible or exchangeable, including the conversion or exchange price and the conversion or exchange period.

      (28)Any other terms of the Offered Debt Securities not specified in the Indenture under which such Offered Debt Securities are to be issued (which other terms shall not be inconsistent with the provisions of such Indenture).

   The Debt Securities may be issued in one or more series under the Indentures, in each case as authorized from time to time by the Board of Directors of the Company, or any committee thereof or any duly authorized officer or pursuant to any modification of an Indenture. (Section 3.01)

   In the event that Discount Securities are issued, the Federal income tax consequences and other special considerations applicable to such Discount Securities will be described in the Prospectus Supplement relating thereto.

   The general provisions of the Indentures do not contain any provisions that would limit the ability of the Company or its Subsidiaries to incur indebtedness or that would afford holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or its Subsidiaries. Reference is made to the accompanying Prospectus Supplement for information with respect to any deletions from, modifications of or additions, if any, to the Events of Default or covenants of the Company described below that are applicable to the Offered Debt Securities, including any addition of covenants or other provisions providing event risk or similar protection.

   All of the Debt Securities of a series need not be issued at the same time, and may vary as to denomination, interest rate, maturity and other provisions and unless otherwise provided, a series may be reopened for issuance of additional Debt Securities of such series. (Section 3.01)

   Denominations, Registration and Transfer

   Unless specified in the Prospectus Supplement, the Debt Securities of any series shall be issuable only as Registered Securities in denominations of $1,000 and any integral multiple thereof and shall be payable only in U.S. dollars. (Section 3.02) The Indentures also provide that Debt Securities of a series may be issuable in global form. See "--Debt Securities--Book-Entry Debt Securities." Unless otherwise indicated in the Prospectus Supplement, Bearer Securities (other than in global form) will have Coupons attached. (Section 2.01)

   Registered Securities of any series will be exchangeable for other Registered Securities of the same series of like aggregate principal amount and of like Stated Maturity and with like terms and conditions. If so specified in the Prospectus Supplement, at the option of the Holder thereof, to the extent permitted by law, any Bearer Security of any series which by its terms is registrable as to principal and interest may be exchanged for a Registered Security of such series of like aggregate principal amount and of a like Stated Maturity and with like terms and conditions, upon surrender of such Bearer Security at the corporate trust office of the applicable Trustee or at any other office or agency of the Company designated for the purpose of making any such exchanges. Subject to certain exceptions, any Bearer Security issued with Coupons surrendered for exchange must be surrendered with all unmatured Coupons and any matured Coupons in default attached thereto. (Section 3.05)

   Notwithstanding the foregoing, the exchange of Bearer Securities for Registered Securities will be subject to the provisions of United States income tax laws and regulations applicable to Debt Securities in effect at the time of such exchange. (Section 3.05)

   Except as otherwise specified in the Prospectus Supplement, in no event may Registered Securities, including Registered Securities received in exchange for Bearer Securities, be exchanged for Bearer Securities. (Section 3.05)

   Upon surrender for registration of transfer of any Registered Security of any series at the office or agency of the Company maintained for such purpose, the Company shall deliver, in the name of the designated transferee, one or more new Registered Securities of the same series of like aggregate principal amount of such denominations as are authorized for Registered Securities of such series and of a like Stated Maturity and with like terms and conditions. No service charge will be made for any transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 3.05)

   The Company shall not be required to (i) register, transfer or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before the day of the transmission of a notice of redemption of Debt Securities of such series selected for redemption and ending at the close of business on the day of such transmission, or to (ii) register, transfer or exchange any Debt Security so selected for redemption in whole or in part, except the unredeemed portion of any Debt Security being redeemed in part. (Section 3.05)

   Events of Default

   Under the Indentures, "Event of Default" with respect to the Debt Securities of any series means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law, pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body): (1) default in the payment of any interest upon any Debt Security or any payment with respect to the Coupons, if any, of such series when it becomes due and payable, and continuance of such default for a period of 30 days; (2) default in the payment of the principal of (and premium, if any, on) any Debt Security of such series at its Maturity;
(3) default in the deposit of any sinking fund payment, when and as due by the terms of a Debt Security of such series; (4) default in the performance, or breach of any covenant or warranty in the applicable Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in the applicable Indenture specifically dealt with or which expressly has been included in the applicable Indenture solely for the benefit of Debt Securities of a series other than such series), and continuance of such default or breach for a period of 60 days after there has been given to the Company by the applicable Trustee or to the Company and the applicable Trustee by the Holders of at least 25% in principal amount of the Outstanding Debt Securities of such series, a written notice specifying such default or breach and requiring it to be remedied; (5) certain events of bankruptcy, insolvency or reorganization with respect to the Company; or (6) any other Event of Default provided with respect to Debt Securities of that series pursuant to the applicable Indenture. (Section 5.01)

   Each Indenture requires the Company to file with the applicable Trustee, annually, an officers' certificate as to the Company's compliance with all conditions and covenants under the applicable Indenture. (Section 12.02) Each Indenture provides that the applicable Trustee may withhold notice to the Holders of a series of Debt Securities of any default (except payment defaults on such Debt Securities) if it considers such withholding to be in the interest of the Holders of such series of Debt Securities to do so. (Section 6.02)

   If an Event of Default with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every case the applicable Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series may declare the principal amount (or, if any Debt Securities of such series are Discount Securities, such portion of the principal amount of such Discount Securities as may be specified in the terms of such Discount Securities) of the Debt Securities of such series to be due and payable immediately, by a notice in writing to the Company (and to the applicable Trustee if given by Holders), and upon any such declaration such principal amount (or specified amount), plus accrued and unpaid interest (and premium, if any) shall become immediately due and payable. Upon payment of such amount in the currency in which such Debt Securities are denominated (except as otherwise provided in the applicable Indenture or specified in the Prospectus Supplement), all obligations of the Company in respect of the payment of principal of the Debt Securities of such series shall terminate. (Section 5.02)

   Subject to the provisions of each Indenture relating to the duties of the applicable Trustee, in case an Event of Default with respect to Debt Securities of a particular series shall occur and be continuing, the applicable Trustee shall be under no obligation to exercise any of its rights or powers under such Indenture at the request, order or direction of any of the Holders of Debt Securities of that series, unless such Holders shall have offered to the applicable Trustee reasonable indemnity against the expenses and liabilities which might be incurred by it in compliance with such request. (Section 5.07) Subject to such provisions for the indemnification of the applicable Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of such series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee under such Indenture, or exercising any trust or power conferred on the applicable Trustee with respect to the Debt Securities of that series provided that such direction does not conflict with law or with the applicable Indenture. (Section 5.12)

   At any time after such a declaration of acceleration with respect to Debt Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the applicable Trustee as provided in the Indentures, the Holders of a majority in principal amount of the Outstanding Debt Securities of such series, by written notice to the Company and the applicable Trustee, may rescind and annul such declaration and its consequences if (1) the Company has paid or deposited with the applicable Trustee a sum in the currency in which such Debt Securities are denominated (except as otherwise provided in the applicable Indenture or specified in the Prospectus Supplement) sufficient to pay (A) all overdue installments of interest on all Debt Securities or all overdue payments with respect to any Coupons of such series, (B) the principal of (and premium, if any, on) any Debt Securities of such series which have become due otherwise than by such declaration of acceleration and interest thereon at the rate or rates prescribed therefor in such Debt Securities, (C) to the extent that payment of such interest is lawful, interest upon overdue installments of interest on each Debt Security of such series or upon overdue payments on any Coupons of such series at a rate established for such series, and (D) all sums paid or advanced by the applicable Trustee and the reasonable compensation, expenses, disbursements and advances of the applicable Trustee, its agents and counsel; and (2) all Events of Default with respect to Debt Securities of such series, other than the nonpayment of the principal of Debt Securities of such series which have become due solely by such declaration of acceleration, have been cured or waived as provided in the applicable Indenture. No such rescission and waiver will affect any subsequent default or impair any right consequent thereon. (Section 5.02)

   Modification or Waiver

   Without prior notice to or consent of any Holders, the Company and the applicable Trustee, at any time and from time to time, may modify the applicable Indenture for any of the following purposes: (1) to evidence the succession of another corporation to the rights of the Company and the assumption by such successor of the covenants and obligations of the Company in the applicable Indenture and in the Debt Securities and Coupons, if any, issued thereunder; (2) to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities and the Coupons, if any, appertaining thereto (and if such covenants are to be for the benefit of less than all series, stating that such covenants are expressly being included solely for the benefit of such series), or to surrender any right or power conferred in the applicable Indenture upon the Company; (3) to add any additional Events of Default (and if such Events of Default are to be applicable to less than all series, stating that such Events of Default are expressly being included solely to be applicable to such series); (4) to add or change any of the provisions of the applicable Indenture to such extent as shall be necessary to permit or facilitate the issuance thereunder of Debt Securities of any series in bearer form, registrable or not registrable, and with or without Coupons, to permit Bearer Securities to be issued in exchange for Registered Securities, to permit Bearer Securities to be issued in exchange for Bearer Securities of other authorized denominations or to permit the issuance of Debt Securities of any series in uncertificated form, provided that any such action shall not adversely affect the interests of the Holders of Debt Securities of any series or any related Coupons in any material respect; (5) to change or eliminate any of the provisions of the applicable Indenture, provided that any such change or elimination will become effective only when there is no Outstanding Debt Security issued thereunder or Coupon of any series created prior to such modification which is entitled to the benefit of such provision and as to which such modification would apply; (6) to secure the Debt Securities issued thereunder; (7) to supplement any of the provisions of the applicable Indenture to such extent as is necessary to permit or facilitate the defeasance and discharge of any series of Debt Securities, provided that any such action will not adversely affect the interests of the Holders of Debt Securities of such series or any other series of Debt Securities issued under such Indenture or any related Coupons in any material respect; (8) to establish the form or terms of Debt Securities and Coupons, if any, as permitted by the applicable Indenture; (9) to evidence and provide for the acceptance of appointment thereunder by a successor Trustee with respect to one or more series of Debt Securities and to add to or change any of the provisions of the applicable Indenture as is necessary to provide for or facilitate the administration of the trusts thereunder by more than one Trustee; or (10) to cure any ambiguity, to correct or supplement any provision in the applicable Indenture which may be defective or inconsistent with any other provision therein, to eliminate any conflict between the terms of the applicable Indenture and the Debt Securities issued thereunder and the TIA or to make any other provisions with respect to matters or questions arising under the applicable Indenture which will not be inconsistent with any provision of the applicable Indenture; provided such other provisions shall not adversely affect the interests of the Holders of Outstanding Debt Securities or Coupons, if any, of any series created thereunder prior to such modification in any material respect. (Section 11.01)

   With the written consent of the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification voting separately, the Company and the applicable Trustee may modify the applicable Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the applicable Indenture or of modifying in any manner the rights of the Holders of Debt Securities and Coupons, if any, under the applicable Indenture; provided, however, that no such modification may, without the consent of the Holder of each Outstanding Debt Security of each such series affected thereby
(1) change the Stated Maturity of the principal of, or any installment of interest on, any Debt Security, or reduce the principal amount thereof or the interest thereon or any premium payable upon redemption thereof, or change the Stated Maturity of or reduce the amount of any payment to be made with respect to any Coupon, or change the currency or currencies in which the principal of (and premium, if any) or interest on such Debt Security is denominated or payable, or reduce the amount of the principal of a Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof, or adversely affect the right of repayment or repurchase, if any, at the option of the Holder, or reduce the amount of, or postpone the date fixed for, any payment under any sinking fund or analogous provisions for any Debt Security, or impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date), or limit the obligation of the Company to maintain a paying agency outside the United States for payments on Bearer Securities, or adversely affect the right to convert any Subordinated Debt Security into shares of Common Stock as may be set forth in the Prospectus Supplement; (2) reduce the percentage in principal amount of the Outstanding Debt Securities of any series, the consent of whose Holders is required for any such modification, or the consent of whose Holders is required for any waiver of compliance with certain provisions of the applicable Indenture or certain defaults or Events of Default thereunder and their consequences provided for in such Indenture; (3) modify any of the provisions of the applicable Indenture relating to modifications and waivers of defaults and covenants, except to increase any such percentage or to provide that certain other provisions of the applicable Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Debt Security of each series affected thereby; provided, however, that certain of such modifications may be made without the consent of any Holder of any Debt Security; or (4) in the case of the Subordinated Indenture, modify any of the provisions relating to the subordination of the Subordinated Debt Securities in a manner adverse to the Holders thereof. (Section 11.02)

   A modification which changes or eliminates any covenant or other provision of the applicable Indenture with respect to one or more particular series of Debt Securities and Coupons, if any, or which modifies the rights of the Holders of Debt Securities and Coupons of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under the applicable Indenture of the Holders of Debt Securities and Coupons, if any, of any other series. (Section 11.02)

   In the case of the Subordinated Indenture, no modification may adversely affect the rights of any holder of Senior Indebtedness under the subordination provisions of the Subordinated Indenture without the consent of such holder. (Section 11.08 of the Subordinated Indenture)

   The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all the Debt Securities of any such series waive, by notice to the applicable Trustee and the Company, any past default or Event of Default under the applicable Indenture with respect to such series and its consequences, except a default (1) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series, or in the payment of any sinking fund installment or analogous obligation with respect to the Debt Securities of such series, or (2) in respect of a covenant or provision hereof which pursuant to the second paragraph under "--Debt Securities--Modification or Waiver" cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected. Upon any such waiver, such default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured, for every purpose of the Debt Securities of such series under the applicable Indenture, but no such waiver will extend to any subsequent or other default or Event of Default or impair any right consequent thereon. (Section 5.13)

   The Company may omit in any particular instance to comply with certain covenants in the applicable Indenture (including, if so specified in the Prospectus Supplement, any covenant not set forth in the applicable Indenture but specified in the Prospectus Supplement to be applicable to the Debt Securities of any series issued thereunder, except as otherwise specified in the Prospectus Supplement, and including the covenants relating to the maintenance by the Company of its existence, rights and franchises), if before the time for such compliance the Holders of at least a majority in principal amount of the Outstanding Debt Securities of such series either waive such compliance in such instance or generally waive compliance with such provisions, but no such waiver may extend to or affect any term, provision or condition except to the extent expressly so waived, and, until such waiver becomes effective, the obligations of the Company and the duties of the applicable Trustee in respect of any such provision will remain in full force and effect. (Section 12.09 of the Senior Indenture; Section 12.07 of the Subordinated Indenture)

   Subordination

   Upon any distribution of assets of the Company upon the dissolution, winding up, liquidation or reorganization of the Company, the payment of the principal of (and premium, if any) and interest on the Subordinated Debt Securities will be subordinated to the extent provided in the Subordinated Indenture in right of payment to the prior payment in full of all Senior Indebtedness, including Senior Debt Securities (Sections 16.01 and 16.02 of the Subordinated Indenture), but the obligation of the Company to make payment of principal (and premium, if any) or interest on the Subordinated Debt Securities will not otherwise be affected. (Section 16.02 of the Subordinated Indenture) No payment on account of principal (or premium, if any), sinking funds or interest may be made on the Subordinated Debt Securities (including, without limitation, payment of any Coupons) unless full payment of amounts then due for principal, premium, if any, sinking funds and interest on Senior Indebtedness has been made or duly provided for. (Section 16.03 of the Subordinated Indenture) In the event that, notwithstanding the foregoing, any payment by the Company described in the foregoing sentence is received by the Trustee under the Subordinated Indenture, any Paying Agent or the Holders of any of the

Subordinated Debt Securities before all Senior Indebtedness is paid in full, such payment or distribution shall be paid over to the holders of such Senior Indebtedness or on their behalf for application to the payment of all such Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness. Subject to payment in full of Senior Indebtedness, the Holders of the Subordinated Debt Securities will be subrogated to the rights of the holders of the Senior Indebtedness to the extent of payments made to the holders of such Senior Indebtedness out of the distributive share of the Subordinated Debt Securities. (Section 16.02 of the Subordinated Indenture)

   By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than Holders of the Subordinated Debt Securities. The Subordinated Indenture provides that the subordination provisions thereof shall not apply to money and securities held in trust pursuant to the satisfaction and discharge and the legal defeasance provisions of the Subordinated Indenture. (Sections 4.02 and 15.02 of the Subordinated Indenture)

   If this Prospectus is being delivered in connection with the offering of a series of Subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated by reference therein will set forth the approximate amount of Senior Indebtedness outstanding as of a recent date.

   Discharge, Legal Defeasance and Covenant Defeasance

   The applicable Indenture with respect to the Debt Securities of any series may be discharged, subject to certain terms and conditions, when (1) either
(A) all Debt Securities and the Coupons, if any, of such series have been delivered to the applicable Trustee for cancellation, or (B) all Debt Securities and the Coupons, if any, of such series not theretofore delivered to the applicable Trustee for cancellation (i) have become due and payable,
(ii) will become due and payable at their Stated Maturity within one year, or
(iii) are to be called for redemption within one year under arrangements satisfactory to the applicable Trustee for the giving of notice by the applicable Trustee, and the Company, in the case of (i), (ii) or (iii) of subclause (B), has irrevocably deposited or caused to be deposited with the applicable Trustee as trust funds in trust for such purpose an amount in the currency in which such Debt Securities are denominated sufficient to pay and discharge the entire indebtedness on such Debt Securities for principal (and premium, if any) and interest to the date of such deposit (in the case of Debt Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be; provided, however, in the event a petition for relief under the applicable Federal or state bankruptcy, insolvency or other similar law is filed with respect to the Company within 91 days after the deposit and the applicable Trustee is required to return the deposited money to the Company, the obligations of the Company under the applicable Indenture with respect to such Debt Securities will not be deemed terminated or discharged; (2) the Company has paid or caused to be paid all other sums payable under the applicable Indenture by the Company; (3) the Company has delivered to the applicable Trustee an officers' certificate and an opinion of counsel each stating that all conditions precedent therein provided relating to the satisfaction and discharge of the applicable Indenture with respect to such series have been complied with; and (4) the Company has delivered to the applicable Trustee an opinion of counsel or a ruling of the Internal Revenue Service to the effect that such deposit and discharge will not cause the Holders of the Debt Securities of the series to recognize income, gain or loss for Federal income tax purposes. (Section 4.01)

   If provision is made for the defeasance of Debt Securities of a series, and if the Debt Securities of such series are Registered Securities and denominated and payable only in U.S. dollars, then the provisions of each Indenture relating to defeasance shall be applicable except as otherwise specified in the Prospectus Supplement for Debt Securities of such series. Defeasance provisions, if any, for Debt Securities denominated in a foreign currency or currencies or for Bearer Securities may be specified in the Prospectus Supplement. (Section 15.01)

   At the Company's option, either (a) the Company shall be deemed to have been Discharged (as defined below) from its obligations with respect to Debt Securities of any series (including, in the case of Subordinated Debt Securities, the provisions described under "--Debt Securities--Subordination" herein) ("legal defeasance option") or (b) the Company shall cease to be under any obligation to comply with any obligation of the Company in the applicable Indenture including any restrictive covenants described in the accompanying Prospectus Supplement and any other covenants applicable to the Debt Securities which are subject to covenant defeasance (including, in the case of Subordinated Debt Securities, the provisions described under "Subordination" herein) ("covenant defeasance option") at any time after the applicable conditions set forth below have been satisfied: (1) the Company shall have deposited or caused to be deposited irrevocably with the applicable Trustee as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of the Debt Securities of such series (i) money in an amount, or (ii) U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, money in an amount, or (iii) a combination of (i) and (ii), sufficient, in the opinion (with respect to (i) and (ii)) of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the applicable Trustee, to pay and discharge each installment of principal (including any mandatory sinking fund payments) of (and premium, if any) and interest on, the Outstanding Debt Securities of such series on the dates such installments of interest or principal and premium are due; (2) such deposit shall not cause the applicable Trustee with respect to the Debt Securities of that series to have a conflicting interest with respect to the Debt Securities of any series;
(3) such deposit will not result in a breach or violation of, or constitute a default under, the applicable Indenture or any other agreement or instrument to which the Company is a party or by which it is bound; (4) if the Debt Securities of such series are then listed on any national securities exchange, the Company shall have delivered to the applicable Trustee an opinion of counsel or a letter or other document from such exchange to the effect that the Company's exercise of its legal defeasance option or the covenant defeasance option, as the case may be, would not cause such Debt Securities to be delisted; (5) no Event of Default or event (including such deposit) which, with notice or lapse of time or both, would become an Event of Default with respect to the Debt Securities of such series shall have occurred and be continuing on the date of such deposit and, with respect to the legal defeasance option only, no Event of Default under the provisions of the applicable Indenture relating to certain events of bankruptcy or insolvency or event which with the giving of notice or lapse of time, or both, would become an Event of Default under such bankruptcy or insolvency provisions shall have occurred and be continuing on the 91st day after such date; and (6) certain other opinions, officers' certificates and other documents specified in the applicable Indenture, including an opinion of counsel or a ruling of the Internal Revenue Service to the effect that such deposit, defeasance or Discharge will not cause the Holders of the Debt Securities of such series to recognize income, gain or loss for Federal income tax purposes. Notwithstanding the foregoing, if the Company exercises its covenant defeasance option and an Event of Default under the provisions of the Indentures relating to certain events of bankruptcy or insolvency or event which with the giving of notice or lapse of time, or both, would become an Event of Default under such bankruptcy or insolvency provisions shall have occurred and be continuing on the 91st day after the date of such deposit, the obligations of the Company referred to under the definition of covenant defeasance option with respect to such Debt Securities shall be reinstated in full. (Section 15.02)

   Payment and Paying Agents

   If Debt Securities of a series are issuable only as Registered Securities, the Company will maintain in each Place of Payment for such series an office or agency where Debt Securities of that series may be presented or surrendered for payment, where Debt Securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Debt Securities of that series and the applicable Indenture may be served. (Section 12.03)

   If Debt Securities of a series are issuable as Bearer Securities, the Company will maintain (A) in the Borough of Manhattan, The City and State of New York, an office or agency where any Registered Securities of that series may be presented or surrendered for payment, where any Registered Securities of that series may be surrendered for registration of transfer, where Debt Securities of that series may be surrendered for exchange or redemption, where Subordinated Debt Securities of that series that are convertible may be surrendered for conversion, where notices and demands to or upon the Company in respect of the Debt Securities of that series and the applicable Indenture may be served and where Bearer Securities of that series and related Coupons may be presented or surrendered for payment in the circumstances described in the following paragraph (and not otherwise), (B) subject to any laws or regulations applicable thereto, in a Place of Payment for that series which is located outside the United States, an office or agency where Debt Securities of that series and related Coupons may be presented and surrendered for payment (including payment of any additional amounts payable on Debt Securities of that series, if so provided in such series; provided, however, that if the Debt Securities of that series are listed on The Stock Exchange of the United Kingdom and the Republic of Ireland, the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a Paying Agent for the Debt Securities of that series in London, Luxembourg or any other required city located outside the United States, as the case may be, so long as the Debt Securities of that series are listed on such exchange, and (C) subject to any laws or regulations applicable thereto, in a Place of Payment for that series located outside the United States an office or agency where any Registered Securities of that series may be surrendered for registration of transfer, where Debt Securities of that series may be surrendered for exchange or redemption, where Subordinated Debt Securities of that series that are convertible may be surrendered for conversion and where notices and demands to or upon the Company in respect of the Debt Securities of that series and the applicable Indenture may be served. The Company will give prompt written notice to the applicable Trustee of the locations, and any change in the locations, of such offices or agencies. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the applicable Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the corporate trust office of the applicable Trustee, except that Bearer Securities of that series and the related coupons may be presented and surrendered for payment at the offices specified in the applicable Debt Security and the Company has appointed the applicable Trustee (or in the case of Bearer Securities may appoint such other agent as may be specified in the applicable Prospectus Supplement) as its agent to receive all presentations, surrenders, notices and demands. (Section 12.03)

   No payment of principal, premium or interest on Bearer Securities shall be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States; provided, however, that, if the Debt Securities of a series are denominated and payable in U.S. dollars, payment of principal of and any premium and interest on Bearer Securities of such series, if specified in the applicable Prospectus Supplement, shall be made at the office of the applicable Trustee or the Company's Paying Agent in the Borough of Manhattan, the City and State of New York, if (but only if) payment in U.S. dollars of the full amount of such principal, premium, interest or additional amounts, as the case may be, at all offices or agencies outside the United States maintained for the purpose by the Company in accordance with the applicable Indenture is illegal or effectively precluded by exchange controls or other similar restrictions. (Section 12.03)

   Book-Entry Debt Securities

   The Debt Securities of a series may be issued in whole or in part in global form that will be deposited with, or on behalf of, a depositary identified in the Prospectus Supplement. Global Notes may be issued in either registered or bearer form and in either temporary or permanent form (each a "Global Note"). Payments of principal of (and premium, if any) and interest on Debt Securities represented by a Global Note will be made by the Company to the applicable Trustee and then by such Trustee to the depositary.

   If specified in the applicable Prospectus Supplement, any Global Notes will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), as depositary, or such other depositary as may be specified in the applicable Prospectus Supplement. In the event that DTC acts as depositary with respect to any Global Notes, the Company anticipates that such Global Notes will be registered in the name of DTC's nominee, and that the following provisions will apply to the depositary arrangements with respect to any such Global Notes. Additional or differing terms of the depositary arrangements, if any, applicable to the Offered Debt Securities, will be described in the accompanying Prospectus Supplement.

   So long as DTC or its nominee is the registered owner of a Global Note, DTC or its nominee, as the case may be, will be considered the sole Holder of the Debt Securities represented by such Global Note for all purposes under the applicable Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Debt Securities represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery or Debt Securities in certificated form and will not be considered the owners or Holders thereof under the applicable Indenture. The laws of some states require that certain purchasers of securities take physical delivery of such securities in certificated form; accordingly, such laws may limit the transferability of beneficial interests in a Global Note.

   If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities in certificated form in exchange for the Global Notes. In addition, the Company may at any time, and in its sole discretion, determine not to have any Debt Securities represented by one or more Global Notes and, in such event, will issue individual Debt Securities in certificated form in exchange for the relevant Global Notes. If Registered Securities of any series shall have been issued in the form of one or more Global Notes and if an Event of Default with respect to the Debt Securities of such series shall have occurred and be continuing, the Company will issue individual Debt Securities in certificated form in exchange for the relevant Global Notes. (Section 3.04)

   The following is based on information furnished by DTC:

   DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a "banking organization" within the meaning of the Banking Law of the State of New York, a member of the Federal Reserve System, a clearing corporation within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

   Purchases of Debt Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Debt Securities on DTC's records. The ownership interest of each actual purchaser of each Debt Security ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participants' records. A Beneficial Owner does not receive written confirmation from DTC of its purchase, but such Beneficial Owner is expected to receive a written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the Direct or Indirect Participant through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in Debt Securities are accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners do not receive certificates representing their ownership interests in Debt Securities, except in the event that use of the book entry system for the Debt Securities is discontinued.

   To facilitate subsequent transfers, the Debt Securities are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the Debt Securities with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Debt Securities; DTC records reflect only the identity of the Direct Participants to whose accounts Debt Securities are credited, which may or may not be the Beneficial Owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers.

   Delivery of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

   Neither DTC nor Cede & Co. will consent or vote with respect to the Debt Securities. Under its usual procedures, DTC mails a proxy (an "Omnibus Proxy") to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Debt Securities are credited on the record date (identified on a list attached to the Omnibus Proxy).

   Principal and interest payments on the Debt Securities will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings as shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Paying Agent or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company or the Paying Agent, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

   DTC may discontinue providing its services as securities depositary with respect to the Debt Securities at any time by giving reasonable notice to the Company or the Paying Agent. Under such circumstances, in the event that a successor securities depositary is not appointed, Debt Security certificates are required to be printed and delivered.

   The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, Debt Security certificates will be printed and delivered.

   The information in this section concerning DTC and DTC's book-entry system has been obtained from sources (including DTC) that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

   Unless stated otherwise in the applicable Prospectus Supplement, the underwriters or agents with respect to a series of Debt Securities issued as Global Notes will be Direct Participants in DTC.

   None of the Company, any underwriter or agent, the applicable Trustee or any applicable Paying Agent will have the responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a Global Note, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

   Conversion or Exchange Rights

   The terms and conditions, if any, upon which Subordinated Debt Securities being offered are convertible or exchangeable into another series of Debt Securities or shares of Common Stock will be set forth in the Prospectus Supplement relating thereto. Such terms will include the conversion or exchange price, the conversion or exchange period, provisions as to whether conversion or exchange will be at the option of the Holder or the Company, the events requiring an adjustment of the conversion or exchange price and provisions affecting conversions or exchanges in the event of the redemption of such Subordinated Debt Securities.

   Concerning the Trustees

   The Company may from time to time maintain deposit accounts and conduct other banking transactions with Chemical Bank, N.A. or The Bank of New York and their affiliated entities in the ordinary course of business.

   Certain Definitions

   Set forth below is summary of certain defined terms used in the applicable Indenture. Reference is made to the applicable Indenture for the full definition of all such terms.

   "Discharged" means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by, and obligations under, the Debt Securities of such series and to have satisfied all the obligations under the applicable Indenture relating to the Debt Securities of such series, except (i) the right of Holders of Debt Securities of such series to receive, from the trust fund described under "Discharge, Legal Defeasance and Covenant Defeasance" above, payment of the principal of (and premium, if any) and interest on such Debt Securities when such payments are due, (ii) the Company's obligations with respect to the Debt Securities of such series under the provisions relating to exchanges, transfers and replacement of Debt Securities, the maintenance of an office or agency of the Company and the defeasance trust fund, the provisions relating to compensation and reimbursement of the applicable Trustee and (iii) the rights, powers, trusts, duties and immunities of the applicable Trustee thereunder. (Section 15.02)

   "Indebtedness" means (i) any liability of any Persons (a) for borrowed money, or (b) evidenced by a bond, note, debenture or similar instrument (including purchase money obligations but excluding trade payables), or (c) for the payment of money relating to a lease that is required to be classified as a capitalized lease obligation in accordance with generally accepted accounting principles, or (d) preferred or preference stock of a Subsidiary of the Company held by Persons other than the Company or a Subsidiary of the Company; (ii) any liability of others described in the preceding clause (i) that the Person has guaranteed, that is recourse to such Person or that is otherwise its legal liability; and (iii) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (i) and (ii) above. (Section 1.01)

   "Senior Indebtedness" means the principal of (and premium, if any) and unpaid interest on (i) Indebtedness of the Company, whether outstanding on the date of the Subordinated Indenture or thereafter created, incurred, assumed or guaranteed, for money borrowed (other than the Indebtedness evidenced by the Subordinated Debt Securities of any series), unless in the instrument creating or evidencing the same pursuant to which the same is outstanding it is provided that such Indebtedness is not senior or prior in right of payment to the Subordinated Debt Securities or is pari passu or subordinate by its terms in right of payment to the Subordinated Debt Securities and (ii) renewals, extensions and modifications of any such Indebtedness. (Section 1.01 of the Subordinated Indenture)

   "Subsidiary" means any corporation of which at least a majority of the outstanding stock having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation, irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency, is at the time, directly or indirectly, owned or controlled by the Company or by one or more Subsidiaries thereof, or by the Company and one or more Subsidiaries thereof. (Section 1.01)

   "U.S. Government Obligations" means securities that are (i) direct obligations of the United States for the timely payment of which its full faith and credit is pledged, or (ii) obligations of a Person controlled for supervised by and acting as an agency or instrumentality of the United States the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States, which, in either case under clauses (i) or
(ii), are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government

Obligation or a specific payment of interest on (or principal of) any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt. (Section 15.02)

PREFERRED STOCK

   The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Restated Articles of Incorporation, as amended (the "Articles"), and the Articles of Amendment relating to each such series of Preferred Stock, which will be filed with the Commission in connection with the offering of such series of Preferred Stock.

   General

   Under the Articles, the Board of Directors may, by resolution, establish series of Preferred Stock having such voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as the Board of Directors may determine.

   The Preferred Stock offered hereby will have the dividend, liquidation and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of Preferred Stock offered thereby for specific terms, including: (1) the designation and stated value per share of such Preferred Stock and the number of shares offered; (2) the amount of liquidation preference per share; (3) the price at which such Preferred Stock will be issued; (4) the dividend rate (or method of calculation), the dates on which dividends will be payable, whether such dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends will accrue; (5) any redemption or sinking fund provisions; (6) any terms by which such series of Preferred Stock may be convertible into or exchanged for Common Stock or Debt Securities; and (7) any additional or other rights, preferences, privileges, limitations and restrictions relating to such series of Preferred Stock.

   The Preferred Stock offered hereby will be issued in one or more series. The holders of Preferred Stock will have no preemptive rights. Preferred Stock will be fully paid and nonassessable upon issuance against full payment of the purchase price therefor. Unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, each series of Preferred Stock will, with respect to dividend rights and rights on liquidation, dissolution and winding up of the Company, rank prior to the Common Stock (the "Junior Stock") and on a parity with each other series of Preferred Stock offered hereby (the "Parity Stock").

   Dividend Rights

   Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates as will be fixed by the Board of Directors of the Company. Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as provided in the Prospectus Supplement relating thereto. If the Board of Directors of the company fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and the Company will have no obligation to pay the dividend accrued for that period, whether or not dividends are declared for any future period. Dividends on shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date set forth in the applicable Prospectus Supplement.

   The Preferred Stock of each series will include customary provisions (1) restricting the payment of dividends or the making of other distributions on, or the redemption, purchase or other acquisition of, Junior Stock unless full dividends, including, in the case of cumulative Preferred Stock, accruals, if any, in respect of prior dividend periods, on the shares of such series of Preferred Stock have been paid and (2) providing for the pro rata payment of dividends on such series and other Parity Stock when dividends have not been paid in full upon such series and other Parity Stock.

   Rights Upon Liquidation

   In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of Junior Stock, liquidating distributions in the amount set forth in the Prospectus Supplement relating to such series of Preferred Stock plus an amount equal to accrued and unpaid dividends. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock of any series and any Parity Stock are not paid in full, the holders of the Preferred Stock of such series and of such Parity Stock will share ratably in any such distribution of assets of the Company in proration to the full respective preferential amounts (which may include accumulated dividends) to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of such series of Preferred Stock will have no right or claim to any of the remaining assets of the Company. Neither the sale of all or a portion of the Company's assets nor the merger or consolidation of the Company into or with any other corporation shall be deemed to be a dissolution, liquidation or winding up, voluntarily or involuntarily, of the Company.

   Voting Rights

   The holders of Preferred Stock of a series offered hereby will not be entitled to vote except as indicated in the Prospectus Supplement relating to such series of Preferred Stock or as required by applicable law. Unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, when and if any such series is entitled to vote, each share in such series will be entitled to one vote.

                             PLAN OF DISTRIBUTION

   The Company and the Selling Shareholder may offer and sell the Securities in one or more of the following ways: (i) through underwriters or dealers,
(ii) through agents, or (iii) directly to one or more purchasers. The Prospectus Supplement with respect to a particular offering of a series of Securities will set forth the terms of the offering of such Securities, including the name or names of any underwriters or agents with whom the Company has entered into arrangements with respect to the sale of such Securities, the public offering or purchase price of such Securities and the proceeds to the Company and/or the Selling Shareholder from such sales and any underwriting discounts, agency fees or commissions and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions to be allowed or re-allowed or paid to dealers and any securities exchange, if any, on which such Securities may be listed. Dealer trading may take place in certain of the Offered Securities, including Offered Securities not listed on any securities exchange.

   If underwriters are used in the offer and sale of Offered Securities, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered to the public either through underwriting syndicates represented by managing underwriters, or by underwriters without a syndicate, all of which underwriters in either case will be designated in the applicable Prospectus Supplement. Unless otherwise set forth in the applicable Prospectus Supplement, under the terms of the underwriting agreement, the obligations of the underwriters to purchase

Offered Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the Offered Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

   Offered Securities may be offered and sold directly by the Company and the Selling Shareholder or through agents designated by the Company and the Selling Shareholder from time to time. Any agent involved in the offer or sale of the Offered Securities with respect to which this Prospectus is delivered will be named in, and any commissions payable to such agent will be set forth in or calculable from, the applicable Prospectus Settlement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

   If so indicated in the applicable Prospectus Supplement, the Company may authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase the Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts ("Delayed Delivery Contracts") providing for payment and delivery on the date or dates stated in the Prospectus Supplement. Each Delayed Delivery Contract will be for an amount of the Offered Securities not less than and, unless the Company otherwise agrees, the aggregate amount of the Offered Securities sold pursuant to Delayed Delivery Contracts shall be not more than the respective minimum and maximum amounts stated in the Prospectus Supplement. Institutions with which Delayed Delivery Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions, but shall in all cases be subject to the approval of the Company in its sole discretion. The obligations of the purchaser under any Delayed Delivery Contract to pay for and take delivery of the Offered Securities will not be subject to any conditions except that (i) the purchase of the Offered Securities by such institution shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such institution is subject, and
(ii) any related sale of the Offered Securities to underwriters shall have occurred. A commission set forth in the Prospectus Supplement will be paid to underwriters soliciting purchases of the Offered Securities pursuant to Delayed Delivery Contracts accepted by the Company. The underwriters will not have any responsibility in respect of the validity or performance of Delayed Delivery Contracts.

   The Debt Securities and the Preferred Stock will be new issues of securities with no established trading market. Any underwriters to whom Offered Securities are sold by the Company for public offering and sale may make a market in such Offered Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Offered Securities.

   Any underwriter, dealer or agent participating in the distribution of the Offered Securities may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Offered Securities so offered and sold, and any discounts or commissions received by it from the Company and any profit realized by it on the sale or resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act.

   Under agreements entered into with the Company or the Selling Shareholder, underwriters, dealers and agents may be entitled to indemnification by the Company or the Selling Shareholder against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof.

   Underwriters, dealers and agents also may be customers of, engage in transactions with, or perform other services for the Company in the ordinary course of business.

                                 LEGAL MATTERS

   Unless otherwise specified in the applicable Prospectus Supplement, the validity of the Common Stock and the Preferred Stock offered hereby will be passed upon by Corporate Counsel to the Company, and the validity of the Debt Securities offered hereby will be passed upon by Stroock & Stroock & Lavan, 7 Hanover Square, New York, New York. Certain other legal matters will be passed upon for the Company by Stroock & Stroock & Lavan. Certain legal matters in connection with any offering of Securities involving any underwriters or dealers will be passed upon for such underwriters or dealers by counsel to be named in the appropriate Prospectus Supplement. Stroock & Stroock & Lavan and such counsel may rely as to matters of New Jersey law on Corporate Counsel to the Company.

                                    EXPERTS

   The consolidated financial statements of The Money Store Inc. and subsidiaries as of December 31, 1994 and 1993 and for each of the years in the three year period ended December 31, 1994 have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1994 financial statements refers to a change in accounting for income taxes in 1993.

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NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-
FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRE-SENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANY-ING PROSPECTUS CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DO THEY CONSTI-TUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURI-TIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SO-LICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SO-LICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT ANY IN-FORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Prospectus Supplement Summary..............................................  S-3
Recent Developments........................................................  S-7
Investment Considerations.................................................. S-10
Use of Proceeds............................................................ S-13
Price Range of Common Stock................................................ S-13
Dividend Policy............................................................ S-13
Capitalization............................................................. S-14
Ratios of Earnings......................................................... S-14
Selected Consolidated Financial Data....................................... S-15
Description of Preferred Shares............................................ S-18
Certain Federal Income Tax Considerations.................................. S-24
Underwriting............................................................... S-28
Legal Matters.............................................................. S-29

                                  PROSPECTUS

Available Information.......................................................   2
Incorporation of Certain Documents By Reference.............................   2
The Company.................................................................   4
Recent Developments.........................................................   5
Ratios of Earnings..........................................................   5
Use of Proceeds.............................................................   5
Selling Shareholder.........................................................   6
Description of Securities...................................................   6
Plan of Distribution........................................................  22
Legal Matters...............................................................  24
Experts.....................................................................  24

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                               4,600,000 Shares

                           [LOGO OF THE MONEY STORE]

                    % Mandatory Convertible Preferred Stock

                            ----------------------
                             PROSPECTUS SUPPLEMENT
                            ----------------------

                      PRUDENTIAL SECURITIES INCORPORATED

                           BEAR, STEARNS & CO. INC.

                             MONTGOMERY SECURITIES

                            OPPENHEIMER & CO., INC.


                               October   , 1996

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